SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2007

On November 10, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first half of the fiscal year ending March 31, 2007. Attached hereto is a copy of the press release, dated November 10, 2006, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2007. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2007 in the attached press release is unaudited.

The earnings projections by the registrant and its subsidiaries for the fiscal year ending March 31, 2007 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

The earnings projections included in this material are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy, the telecommunications industry in Japan, and other factors. These projections and estimates may be affected by the registrant and its subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s and its subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press releases is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager Investor Relations Office Department IV

Date: November 13, 2006

Consolidated Semi-annual Financial Results Release	November 10, 2006
For the Six Months Ended September 30, 2006	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: November 10, 2006

Adoption of U.S. GAAP: Yes

1.	Consolidated Financial Results for the Six Months Ended September 30, 2006 (April 1, 2006 – September 30, 2006)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income			Income (loss) before Income Taxes
Six months ended September 30, 2006	5,249,275	0.3%	691,524	(9.4%)		699,658	(16.1%)
Six months ended September 30, 2005	5,231,483	(1.7%)	763,383	(3.1%)		833,642	7.7%
Year ended March 31, 2006	10,741,136		1,190,700			1,305,863

	Net Income (loss)		Earnings (loss) per Share			Diluted Earnings per Share
Six months ended September 30, 2006	291,515	(11.9%)	21,091.27	(yen	)	—	(yen	)
Six months ended September 30, 2005	330,733	(4.0%)	22,338.87	(yen	)	—	(yen	)
Year ended March 31, 2006	498,685		34,836.42	(yen	)	—	(yen	)

Notes:

1. Equity in earnings (losses) of affiliated companies:	For the six months ended September 30, 2006:	4,725 million yen
	For the six months ended September 30, 2005:	(19,720) million yen
	For the year ended March 31, 2006:	(18,575) million yen
2. Weighted average number of shares outstanding (consolidated):
	For the six months ended September 30, 2006:	13,821,594 shares
	For the six months ended September 30, 2005:	14,805,270 shares
	For the year ended March 31, 2006:	14,315,049 shares
3. Change in accounting policy: No
4. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2006	18,364,986	7,013,411	38.2%	507,436.69	(yen)
September 30, 2005	18,649,719	6,586,007	35.3%	476,472.06	(yen)
March 31, 2006	18,886,195	6,779,526	35.9%	490,493.28	(yen)

Note: Number of shares outstanding at end of period (consolidated):	September 30, 2006:	13,821,253 shares
	September 30, 2005:	13,822,441 shares
	March 31, 2006:	13,821,853 shares

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2006	793,604	(1,156,830)	(343,344)	704,395
Six months ended September 30, 2005	1,599,530	(1,210,675)	(637,897)	1,138,281
Year ended March 31, 2006	3,242,896	(2,077,262)	(1,139,903)	1,410,837

(4) Number of Consolidated Subsidiaries and Affiliated Companies Accounted for Under the Equity Method

The number of consolidated subsidiaries:	401
The number of unconsolidated subsidiaries accounted for under the equity method:	0
The number of affiliated companies accounted for under the equity method:	96

(5) Changes of Reporting Entities

The number of consolidated subsidiaries added:	16
The number of consolidated subsidiaries removed:	40
The number of companies accounted for under the equity method added:	5
The number of companies accounted for under the equity method removed:	9

2.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	10,800,000	1,175,000	500,000

(Reference) Expected earnings per share (Fiscal year ending March 31, 2007): 36,176.17 yen

Note:	Forecasts for the fiscal year ending March 31, 2007 have not been changed from those announced on May 12, 2006. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 16.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications, long distance and international communications, mobile communications, and data communications.

The businesses of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., On Demand TV, Inc., EAST JAPAN TELECOMMUNICATIONS WELFARE CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT-ME CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT WEST-KANSAI CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST-TOKYOMINAMI CORPORATION, and 81 other companies.

(2) Long Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT Resonant Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Milletechno, Inc., Plala Networks Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 26 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services, PHS services, and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 81 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 78 other companies.

(5) Other Business

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT FINANCE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 57 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer

↑

NTT GROUP

<Regional Communications Businesses>

NTT East
NTT West

<Regional Communications Support Group>

- Regional Communications Related Businesses
  - NTT EAST-TOKYOMINAMI CORPORATION
  - NTT-ME CORPORATION
  - NTT MARKETING ACT CORPORATION
  - NTT WEST-KANSAI CORPORATION
  - NTT NEOMEIT CORPORATION
- Engineering Businesses
  - NTT INFRASTRUCTURE NETWORK CORPORATION
  - AIREC ENGINEERING CORPORATION
- Telephone Directory Businesses
  - NTT DIRECTORY SERVICES Co.
  - NTT BUSINESS INFORMATION SERVICE, INC
- Telemarketing Businesses
  - NTT Solco Corporation
- Others
  - NTT CARD SOLUTION Inc.

and others

<LongDistance and International Communications Businesses>

NTT Communications

<International companies>

- NTT America , Inc.
- NTT AUSTRALIA PTY. LTD.
- NTT EUROPE LTD.
- NTT MSC SDN BHD
- NTT COM ASIA LIMITED
- NTT Communications (Thailand) Co., Ltd.
- NTT Taiwan Ltd.
- NTT do Brasil Telecomunicações Ltda.
- NTT KOREA Co., Ltd.
- PT. NTT Indonesia

<LongDistance and International Communications Support Group>

- Internet Related Businesses
  - NTT PC Communications Incorporated
  - NTT Resonant Inc.
  - Plala Networks Inc.
  - NTT NaviSpace Corporation
- Others
  - VerioInc.
  - NTT WORLD ENGINEERING MARINE CORPORATION

and others

<Mobile Communications Businesses>

NTT DoCoMo

<Mobile Communications Support Group>

and others

<Data Communications Businesses>

NTT DATA

<Data Communications Support Group>

and others

<Other Businesses>

- SI and Information Processing Businesses
  - NTT COMWARE CORPORATION
  - NTT INTERNET INC.
- Advanced Technology Development Businesses
  - NTT Electronics Corporation
  - NTT ADVANCED TECHNOLOGY CORPORATION
  - NTT Software Corporation
- Engineering Businesses
  - NTT FACILITIES, INC.
- Financing Businesses
  - NTT FINANCE CORPORATION
- Real Estate Businesses
  - NTT URBAN DEVELOPMENT CORPORATION
- Administrative Service Businesses
  - NTT BUSINESS ASSOCIE Corporation
  - NTT BUSINESS ASSOCIE TOKYO Co. Ltd.
- Think tank Businesses
  - InfoCom Research,Inc.
- Others
  - NTT LOGISCO Inc.
  - NTT ADVERTISING, INC.
  - NTT LEARNING SYSTEMS CORPORATION

and others

↑

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

The accelerated growth of the information and communications market has spurred a greater diversity and complexity in customer demands. In order to meet such customer needs, NTT will undertake to achieve the following three management objectives:

a) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the New IT Reform Strategy and the u-Japan Initiative.

b) Build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed-line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Basic Principle concerning Profit Allocation

One of NTT’s most important objectives is to generate returns for its shareholders by increasing corporate value over the mid- to long-term. Dividends will be determined based on an overall assessment of NTT's operating trends, financial condition and other factors, while also considering stability and consistency of dividend payments. NTT intends to use internal funds for investments in new business opportunities and to strengthen its financial standing, while also taking steps to further improve the efficiency of its capital structure.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Matters concerning the parent company

NTT has no parent company.

3. Business Results and Financial Conditions

(1) Business Results

During the half-year ended September 30, 2006, capital investment grew against a backdrop of high corporate earnings and strong business performance, and the Japanese economy continued to expand despite some remaining sluggishness in employment, supported by exports and personal consumption.

The telecommunications sector is experiencing dramatic changes amid intense competition, as the market continues to shift to broadband communications that enable the high-speed transmission of large volumes of data and ubiquitous networks, allowing information to be exchanged at any time and anywhere. In the broadband market, which continues to grow, the number of ADSL subscribers is now in a slight decline, but optical access services, the mainstay of the broadband business, are spreading at an accelerating pace. In the mobile communications market, where growth in total subscriptions has slowed, the number of subscribers to third-generation mobile communications service is increasing, and with the introduction of mobile phone number portability, rate plans and discount services are diversifying and applications are being enhanced to maintain customer loyalty. The conventional fixed-line market continues to shrink in conjunction with the shift towards the use of existing dry copper lines for direct subscriber phone services and IP telephone services.

Under these business conditions, NTT Group continued its efforts to realize the NTT Group’s Medium-Term Management Strategy announced in November 2004. Specific measures undertaken during the period under review include the implementation of an aggressive marketing campaign and expansion and improvement of services in order to increase sales of optical access services. These efforts resulted in the number of B FLET’S subscribers surpassing 4 million. With respect to FOMA third-generation mobile communications services, NTT Group has expanded and upgraded its handset offerings and expanded services areas. As a result, FOMA subscribers now account for more than 50% of total mova and FOMA subscribers. The shift from second-generation mobile communications services is thus proceeding at a healthy pace. Moreover, supported by strong corporate sector demand, the solution related operations for business customers have grown steadily.

Upper-layer services such as Internet connection, Internet portal services, and video distribution services were consolidated within NTT Communications Corporation both to raise business efficiency and to realize synergies among the various services, thereby providing even more attractive services to customers. Through such measures, as a corporate group we have established the largest Internet connection service customer base in the industry and our “goo” portal site has the industry’s second highest number of users. In August 2006, NTT Group also conducted a review of its customer service account systems with respect to services for corporate customers with the objectives of providing customers with a single point of contact and more effectively utilize NTT Group’s management resources.

With respect to the construction of the next-generation network, in preparation for the launch of full-scale commercial services in accordance with the roadmap as set forth in the policy statement entitled “Promoting the NTT Group’s Medium-Term Management Strategy” (announced in November 2005), NTT Group announced the interface conditions for, and has started to accept applications to participate in, field trials to be conducted to ascertain user demands and to test the new technologies. NTT DoCoMo leads a team of six NTT Group companies that began preparations for outdoor testing of WiMAX for broadband wireless Internet connectivity.

As a result of these activities, for the half-year ended September 30, 2006, NTT Group’s consolidated operating revenues were 5,249.3 billion yen (an increase of 0.3% from the previous year), consolidated income before taxes was 699.7 billion yen (a decrease of 16.1% from the previous year), and consolidated net income was 291.5 billion yen (a decrease of 11.9% from the previous year).

The business results of NTT and the principal companies of the NTT Group for the half-year ended September 30, 2006 are set forth below.

Nippon Telegraph and Telephone Corporation (Holding Company)

To implement NTT Group’s Medium-Term Management Strategy, NTT applied its efforts toward effective group management, developing group-wide strategies and re-allocating business resources in line with changes in the business environment. As remuneration for these activities, during the period under review, NTT Group companies paid NTT a total of 9.8 billion yen in management and administration revenue (a decrease of 2.8% from the previous year). NTT’s research and development activities continue to focus on the development of next-generation network architecture. Our accomplishments during the period under review included the successful testing of communications at the world-record speed of 14 terabits per second (the equivalent of transmitting 140 high-definition movies in one second), surpassing conventional optical transmission rates. As remuneration for these activities, NTT received 61.0 billion yen in basic research and development revenues (a decrease of 3.8% from the previous year). In addition, for the period under review, NTT received a total of 139.1 billion yen in dividends from NTT Group companies (an increase of 26.1% from the previous year).

As a result of these developments, NTT’s operating revenues were 219.4 billion yen (an increase of 14.0% from the previous year), ordinary income was 147.6 billion yen (an increase of 24.5% from the previous year), and net income for the half was 143.9 billion yen (a decrease of 57.6% from the previous year).

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the period under review, NTT East and NTT West continued their efforts to secure solid revenue bases by enhancing their optical access and other broadband services and taking measures to improve competitiveness in the fixed-line telephone market. They also continued efforts to improve management efficiency.

In the area of broadband services, a number of discounts and sales promotions were put in place to strengthen sales to induce more customers to subscribe to optical access services. To complement the existing “Hikari Phone” and “Hikari Phone Business Type” optical telephone services, the “Hikari Phone Office Type” service, which offers up to a maximum of eight lines and 32 phone numbers, was introduced. In the field of video distribution services, NTT East and NTT West are working to distribute attractive video programming at FLET’S Square, the Web site created exclusively for broadband service users. In the fixed-line telephone services field, amid intense competition resulting from the development of direct subscriber phone services, and as the shift to IP telephones continues, NTT East and NTT West focused their efforts on achieving efficiencies in their businesses.

Also, during the period under review, NTT West performed a review of its business operations structures, to ensure that it remains focused on the market place and to raise the quality of services. The head office reorganized into a “matrix-type functional organization” to enable a specialized approach to broadband services and coordination of business activities across the entire organization. To promote business operations with closer local ties, the existing 16 branch set-up was overhauled; a branch was established in each of the 30 prefectures in western Japan, and regional headquarters for developing and coordinating regional strategies were established in the Kansai, Tokai, Hokuriku, Chugoku, Shikoku, and Kyushu regions. Further, with the goal of achieving centralization in regards to operations relating to optical fiber lines, the three types of companies (marketing, facilities, and administration) established for the 16 regional branches were consolidated, and a single new regional company was established.

Under these difficult business conditions, during the period under review, NTT East’s operating revenues were 1,013.1 billion yen (a decrease of 3.5% from the previous year), and NTT West’s operating revenues were 959.8 billion yen (a decrease of 4.5% from the previous year).

NTT East and NTT West take very seriously any inconvenience caused to customers due to temporary connectivity problems with the “Hikari Phone” service. The two companies have accelerated installation of additional facilities and are working to enhance reliability and reduce response times when problems occur.

NTT Communications Corporation

NTT Communications provided integrated information and communication technology (ICT) solutions, worked with customers to create new lifestyle and business operation models, and applied itself to the expansion of domestic and overseas IP services and reinforcement of the solution business. Based on the policy statement entitled “Promoting the NTT Group Medium-Term Management Strategy”, during the period under review NTT Communications bolstered its capacity to provide upper-layer services and also revised its customer accounts system to improve the one-stop services it offers to corporate customers. Other measures taken to improve services for business customers include the start of a data communications service using the wide-area Ethernets of NTT East and West as access lines and also expansion of the service territory for Global Super Link, a service that creates wide-area international Ethernet networks over high-speed, high-capacity global IP networks. In the field of virtual dedicated network services using IP communications, NTT Communications launched a high-security, high-speed, high-quality international IP-VPN service (MPLS type) in Vietnam. As the needs of business customers continued to diversify, NTT Communications provided a range of solutions designed to enhance customer convenience and reduce administration costs. With respect to services for individual customers, NTT Communications worked to strengthen sales of its OCN Optical with FLET’S, a service that allows customers to make combined monthly payments for the OCN Internet access service, B FLET’S, and other services. NTT Communications also launched a spam-blocking service that automatically detects and isolates spam and fraudulent (phishing) emails. In the Internet portal service field, NTT Communications worked to expand and enhance services, including the launch of DoTV, a portal site for viewing lifestyle information and shopping using Internet-compatible digital televisions and other information home appliances. With respect to existing fixed-line telephone services, in response to intensifying competition, NTT Communications supplemented its Pl@tinum Line service, which offers package discount rates for domestic, international, and mobile calls, by adding the Sekai Wari with Pl@tinum Line service, which offers even greater discounts on international calls.

As a result, NTT Communication’s operating revenues for the half-year ended September 30, 2006 were 547.4 billion yen (a decrease of 0.1% from the previous year).

NTT DoCoMo, Inc.

During the period under review, in anticipation of the introduction of mobile number portability, NTT DoCoMo made efforts to further strengthen its overall operations and capabilities.

NTT DoCoMo moved to complete the provision of FOMA service at train stations and other areas with high concentrations of people and, in line with customer requests, worked to reduce the number of smaller service areas with limited reception. In addition, commencing with the 23 wards of Tokyo in August 2006, NTT DoCoMo is progressively expanding the service area for high-speed download packet access (HSDPA), which offers data downlink speeds up to 10 times faster than conventional services (a maximum of 3.6 Mbps). With respect to FOMA services, NTT DoCoMo continued its enhancement and expansion of the handset lineup, sought to enhance its music-related services, including the launch of “Chaku Uta Full”, a service that enables downloading of a full piece of ringtone music using i-mode, and, in conjunction with the start of sales of HSDPA compatible handsets, launched the Music Channel, a service for downloading full-length, high-quality music programs. In order to bolster security functions NTT DoCoMo also began providing terminals with voice or face identification functions as well as a service for locking the “Mobile Wallet” IC card functions in the event of handset loss or theft. As part of its efforts to create new revenue sources, NTT DoCoMo also launched the DCMX credit service using “Mobile Wallet” equipped handsets. With regard to international services, NTT DoCoMo expanded its lineup of roaming-compatible handsets and expanded roaming territories.

As a result of the activities described above, NTT DoCoMo’s operating revenues for the period under review were 2,383.4 billion yen (an increase of 0.4% from the previous year).

NTT DATA Corporation

During the period under review, with the goal of becoming first in customer satisfaction for customer value, and in accordance with its Policy for Improving Fundamental Capabilities, NTT DATA Corporation (NTT DATA) implemented measures to bolster its marketing capabilities and raise its competitiveness in the system integration business and to aggressively create new products and services. As part of its Growth Strategy, NTT DATA took measures that included the strengthening of marketing and development capabilities in the corporate customer field, as well as development of advanced solutions and services, and development and refinement of the next-generation backbone system infrastructure.

Through these efforts, NTT DATA engaged in vigorous marketing and effective system development activities geared towards obtaining orders for new systems and launching new services, and endeavored to continue providing stable services for existing systems. In the financial field, efforts focused on expanding the number of banks participating in the Joint Regional Banking Center, a shared-use type system for financial institutions. Based on the international settlement system in operation at the center, NTT DATA developed BeSTA-FX, an international system for leading and middle-tier regional banks, and began provision of a service that includes the outsourcing of everything from construction to operation. In the corporate sector, NTT DATA began provision of a service for supporting the strengthening of internal controls, in which services and strategies to enhance internal controls are systematized and a consistent approach is taken from the time of introductory consulting until operation of the final system is established. With a view toward growth in the corporate sector, NTT DATA formed capital alliances in the housing and travel industries to develop enhanced systems that combine highly specialized industry knowledge and the diverse resources of NTT DATA. In the public sector, NTT DATA worked towards maintaining stable provision of services under current systems and securing orders for newly-developed systems.

As a result, NTT DATA’s consolidated operating revenues for the period under review were 453.4 billion yen (an increase of 16.4% from the previous year).

(2) Financial Condition

During the period under review, cash flows from operating activities were 793.6 billion yen, down 805.9 billion yen (50.4%) from the previous year as a result of declines in net income, depreciation and amortization costs, accounts receivable, and unpaid personnel expenses. The decline in cash flows was primarily the result of an increase in net corporate taxes (in the prior year, NTT was permitted to deduct its impairment loss on shares of AT&T Wireless Services, Inc., resulting in net corporate taxes of 29.2 billion yen) and an increase in accounts receivable resulting from the fact that phone charges for September 2006 were carried over into the following month because the last day of September 2006 was a bank holiday.

Cash flows used in investing activities reached 1,156.8 billion yen, due primarily to the acquisition of fixed assets. This is a decline of 53.8 billion yen (4.4%) from the previous year, resulting primarily from a decrease in long-term investments compared to last year, when cash was expended, for instance, to acquire shares of Sumitomo Mitsui Card Company, Ltd.

Cash flows used in financing activities for repayment of loans and other expenditures were 343.3 billion yen, down 294.6 billion yen (46.2%) from the previous year. The decline was the result of lower cash outflows for the acquisition of treasury stock and an increase in expenditures for procurement and repayment of long-term loans.

As a result of the above, NTT Group’s balance of cash and cash equivalents at the end of the current half-year were 704.4 billion yen, down 706.4 billion yen (50.1%).

(3) Projections for the Full Fiscal Year

While it is necessary to keep in mind how fluctuations in the financial markets, other countries’ economies and commodities prices such as those of crude oil can affect the Japanese economy, it seems likely that the Japanese economy will continue to recover, driven by private domestic demand as capital investment continues to grow and the effects of strong performance in the corporate sector are expected to spread to households.

In the telecommunications market, as progress toward ubiquitous and broadband networking accelerates, an environment offering a wide range of communication forms to both individuals and society in general is emerging. Both domestic and foreign telecommunications businesses are progressing with plans to restructure their businesses, to deal with the convergence of fixed and mobile services, collaborations between and convergence of communications and broadcasting services, and with the merger and consolidation of competitors. In addition to the creation of new business models, these activities are expected to lead to even fiercer competition.

Under these conditions, NTT Group is accelerating its implementation of a medium-term management strategy to respond to rapid changes in the business environment.

Specific measures, taken with the goal of reaching 30 million optical access service subscribers by 2010, include new plans designed to meet customer needs and the expansion of services for corporate customers in the continuing effort to strengthen sales and marketing. With regard to FOMA services, NTT will expand and enhance the variety of handsets available and make efforts to improve network quality by increasing the number of base stations, and enhance and promote greater use of music-related, i-mode search, and credit business services in order to create new revenue sources. In the period under review, integrated provision of upper-layer services has resulted in efficiencies from the sharing of infrastructure and business expansion initiatives that take advantage of the synergistic effects of consolidation. We also intend to continue actively incorporating solution-related operations for our business customers and aim to achieve 1,000 billion yen in sales for NTT Data. With regards to the next-generation network, NTT will begin field trials in December 2006 based on the roadmap set forth in the NTT Group’s Medium-Term Management Strategy. The field trials will be conducted with the participation of information home appliance vendors, Internet service providers, and telecommunications carriers, and they are expected to lead to the development of a variety of video communication and information distribution services as well as services using information home appliances. In light of the temporary connection problems experienced by users of Hikari Phone services, NTT has made efforts to ensure that the reliability of the next-generation network is given the highest priority.

NTT will make every effort through these activities to raise the corporate value of NTT Group.

NTT’s consolidated projections for the fiscal year ending March 31, 2007 are as follows:

Operating revenues projected to reach 10,800.0 billion yen (an increase of 0.5% from the previous year).

Income before income taxes projected to amount to 1,175.0 billion yen (a decrease of 10.0% from the previous year), while net income is expected to reach 500.0 billion yen (an increase of 0.3% from the previous year).

NTT expects to declare dividends of 8,000 yen per share of common stock for the full fiscal year ending March 31, 2007.

Note

The forward-looking statements and projected figures concerning the future performance of NTT contained in this interim financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the forward-looking statements and projected figures contained in this report.

4. Consolidated Balance Sheets

			(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,410,837	704,395	(706,442)
Short-term investments	55,957	107,657	51,700
Notes and accounts receivable, trade	1,792,948	1,978,664	185,716
Allowance for doubtful accounts	(32,011)	(32,157)	(146)
Inventories	391,603	407,910	16,307
Prepaid expenses and other current assets	351,523	435,674	84,151
Deferred income taxes	283,431	256,095	(27,336)
Total current assets	4,254,288	3,858,238	(396,050)
Property, plant and equipment:
Telecommunications equipment	14,333,400	14,537,013	203,613
Telecommunications service lines	13,137,613	13,287,973	150,360
Buildings and structures	5,688,344	5,720,376	32,032
Machinery, vessels and tools	1,889,322	1,895,280	5,958
Land	864,518	879,203	14,685
Construction in progress	290,361	307,529	17,168
Accumulated depreciation	(25,767,653)	(26,167,211)	(399,558)
Total property, plant and equipment	10,435,905	10,460,163	24,258
Investments and other assets:
Investments in affiliated companies	280,533	283,575	3,042
Marketable securities and other investments	601,701	542,898	(58,803)
Goodwill, net	346,919	369,324	22,405
Other intangibles, net	1,323,695	1,301,792	(21,903)
Other assets	695,010	692,686	(2,324)
Deferred income taxes	948,144	856,310	(91,834)
Total investments and other assets	4,196,002	4,046,585	(149,417)

TOTAL ASSETS	18,886,195	18,364,986	(521,209)

			(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	480,406	503,363	22,957
Current portion of long-term debt	794,438	751,002	(43,436)
Accounts payable, trade	1,524,746	1,126,047	(398,699)
Accrued payroll	486,234	391,026	(95,208)
Accrued interest	17,395	12,090	(5,305)
Accrued taxes on income	215,459	154,118	(61,341)
Accrued consumption tax	26,656	45,440	18,784
Advances received	62,486	57,614	(4,872)
Other	364,809	309,827	(54,982)
Total current liabilities	3,972,629	3,350,527	(622,102)
Long-term liabilities:
Long-term debt	3,916,087	3,792,061	(124,026)
Obligations under capital leases	127,780	121,032	(6,748)
Liability for employees’ retirement benefits	1,684,741	1,671,992	(12,749)
Other	552,281	537,850	(14,431)
Total long-term liabilities	6,280,889	6,122,935	(157,954)
Minority interest in consolidated subsidiaries	1,853,151	1,878,113	24,962

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,843,108	2,843,113	5
Retained earnings	3,747,265	3,997,314	250,049
Accumulated other comprehensive income (loss)	158,291	142,464	(15,827)
Treasury stock, at cost	(907,088)	(907,430)	(342)

Total shareholders’ equity	6,779,526	7,013,411	233,885

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,886,195	18,364,986	(521,209)

5. Consolidated Statements of Income

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues:
Fixed voice related services	1,701,200	1,568,621	(132,579)	3,382,720
Mobile voice related services	1,580,627	1,541,904	(38,723)	3,125,780
IP/packet communications services	947,472	1,082,944	135,472	1,953,251
Sale of telecommunications equipment	283,721	262,133	(21,588)	592,220
System integration	402,884	474,704	71,820	976,582
Other	315,579	318,969	3,390	710,583
Total operating revenues	5,231,483	5,249,275	17,792	10,741,136

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,063,389	1,089,611	26,222	2,297,264
Cost of equipment sold (exclusive of items shown separately below)	573,731	606,174	32,443	1,236,482
Cost of system integration (exclusive of items shown separately below)	247,553	303,870	56,317	629,690
Depreciation and amortization	1,023,598	1,023,646	48	2,110,920
Impairment loss	3,434	1,062	(2,372)	6,136
Selling, general and administrative expenses	1,556,395	1,529,563	(26,832)	3,269,944
Write-down of goodwill and other intangible assets	—	3,825	3,825	—
Total operating expenses	4,468,100	4,557,751	89,651	9,550,436
Operating income	763,383	691,524	(71,859)	1,190,700

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(37,829)	(36,082)	1,747	(75,782)
Interest income	15,822	12,520	(3,302)	28,842
Gains on sales of subsidiary stocks	—	—	—	708
Gains on sales of investments in affiliated company	61,962	80	(61,882)	61,962
Gains on sales of marketable securities and other investments	3,807	1,065	(2,742)	47,770
Other, net	26,497	30,551	4,054	51,663
Total other income (expenses):	70,259	8,134	(62,125)	115,163

Income (loss) before income taxes	833,642	699,658	(133,984)	1,305,863
Income tax expense (benefit):	334,851	286,043	(48,808)	542,207
Current	197,480	158,581	(38,899)	333,778
Deferred	137,371	127,462	(9,909)	208,429
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	498,791	413,615	(85,176)	763,656
Minority interest in consolidated subsidiaries	148,338	126,825	(21,513)	246,396
Equity in earnings (losses) of affiliated companies	(19,720)	4,725	24,445	(18,575)

Net income (loss)	330,733	291,515	(39,218)	498,685

6. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Common stock:

At beginning of period	937,950	937,950	—	937,950

At end of period	937,950	937,950	—	937,950

Additional paid-in capital:

At beginning of period	2,799,828	2,843,108	43,280	2,799,828
Increase in interest of investee	41,272	—	(41,272)	43,280
Other	—	5	5	—

At end of period	2,841,100	2,843,113	2,013	2,843,108

Retained earnings:
At beginning of period	3,334,866	3,747,265	412,399	3,334,866
Appropriations -
Cash dividends	(44,819)	(41,466)	3,353	(44,819)
Interim distribution -
Cash dividends	—	—	—	(41,467)
Net income (loss)	330,733	291,515	(39,218)	498,685
At end of period	3,620,780	3,997,314	376,534	3,747,265

Accumulated other comprehensive income (loss):
At beginning of period	63,066	158,291	95,225	63,066
Other comprehensive income (loss)	29,881	(15,827)	(45,708)	95,225
At end of period	92,947	142,464	49,517	158,291

Treasury stock, at cost
At beginning of period	(367,107)	(907,088)	(539,981)	(367,107)
Net change in treasury stock	(539,663)	(342)	539,321	(539,981)
At end of period	(906,770)	(907,430)	(660)	(907,088)

Shareholders’ equity at end of period	6,586,007	7,013,411	427,404	6,779,526

Summary of total comprehensive income (loss):
Net income (loss)	330,733	291,515	(39,218)	498,685
Other comprehensive income (loss)	29,881	(15,827)	(45,708)	95,225
Comprehensive income (loss)	360,614	275,688	(84,926)	593,910

7. Consolidated Statements of Cash Flows

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:

Net income (loss)	330,733	291,515	(39,218)	498,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,023,598	1,023,646	48	2,110,920
Impairment loss	3,434	1,062	(2,372)	6,136
Deferred taxes	137,371	127,462	(9,909)	208,429
Minority interest in consolidated subsidiaries	148,338	126,825	(21,513)	246,396
Write-down of goodwill and other intangible assets	—	3,825	3,825	—
Loss on disposal of property, plant and equipment	42,817	56,692	13,875	140,990
Gains on sales of subsidiary stocks	—	—	—	(708)
Gains on sales of investments in affiliated company	(61,962)	(80)	61,882	(61,962)
Gains on sales of marketable securities and other investments	(3,807)	(1,065)	2,742	(47,770)
Equity in (earnings) losses of affiliated companies	19,720	(4,725)	(24,445)	18,575
(Increase) decrease in notes and accounts receivable, trade	238,197	(171,027)	(409,224)	56,589
(Increase) decrease in inventories	(57,288)	(14,934)	42,354	(106,228)
(Increase) decrease in other current assets	37,894	(30,523)	(68,417)	103,014
Increase (decrease) in accounts payable, trade and accrued payroll	(398,689)	(400,085)	(1,396)	33,174
Increase (decrease) in accrued consumption tax	17,391	18,299	908	10,435
Increase (decrease) in accrued interest	(4,997)	(5,001)	(4)	(1,104)
Increase (decrease) in advances received	13,880	(4,472)	(18,352)	(5,442)
Increase (decrease) in accrued taxes on income	85,222	(61,675)	(146,897)	99,875
Increase (decrease) in other current liabilities	55,555	(43,734)	(99,289)	77,618
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	1,517	38,781	37,264	(105,616)
Increase (decrease) in other long-term liabilities	(13,644)	(13,752)	(108)	24,719
Other	(15,750)	(143,430)	(127,680)	(63,829)

Net cash provided by operating activities	1,599,530	793,604	(805,926)	3,242,896

II Cash flows from investing activities:
Payments for property, plant and equipment	(909,901)	(878,706)	31,195	(1,696,348)
Proceeds from sale of property, plant and equipment	12,823	18,802	5,979	46,877
Payments for purchase of non-current investments	(114,940)	(26,180)	88,760	(273,202)
Proceeds from sale of non-current investments	38,130	6,856	(31,274)	58,565
Payments for purchase of short-term investments	(250,344)	(2,692)	247,652	(253,144)
Proceeds from redemption of short-term investments	201,065	1,599	(199,466)	503,334
Acquisition of intangible and other assets	(187,508)	(276,509)	(89,001)	(463,344)

Net cash used in investing activities	(1,210,675)	(1,156,830)	53,845	(2,077,262)
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	194,416	256,143	61,727	412,608
Payments for settlement of long-term debt	(249,382)	(430,017)	(180,635)	(799,749)
Dividends paid	(44,819)	(41,466)	3,353	(86,286)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,663)	(337)	539,326	(539,981)
Payments for acquisition of subsidiary stocks from minority shareholders	(22,321)	(89,997)	(67,676)	(46,321)
Net increase (decrease) in short-term borrowings and other	23,872	(37,670)	(61,542)	(80,174)

Net cash provided by (used in) financing activities	(637,897)	(343,344)	294,553	(1,139,903)

IV Effect of exchange rate changes on cash and cash equivalents	5,364	128	(5,236)	3,147

V Net increase (decrease) in cash and cash equivalents	(243,678)	(706,442)	(462,764)	28,878
VI Cash and cash equivalents at beginning of period	1,381,959	1,410,837	28,878	1,381,959
VII Cash and cash equivalents at end of period	1,138,281	704,395	(433,886)	1,410,837

Supplemental information
Cash paid during the period for:
Interest	42,078	41,077	(1,001)	75,688
Income taxes, net	29,193	233,320	204,127	170,883
Non-cash investing and financing activities:
Capital lease obligations incurred during the period	7,469	7,583	114	21,583

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with the accounting principles generally accepted in the United States of America (Accounting Principles Board (“APB”) Opinions, Statements of Financial Accounting Standards, etc.).

1.	Application of New Accounting Standards

Inventory Costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.”  SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.”  The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in American Institute of Certified Public Accountant (“AICPA”) Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.”  This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29.”  The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.”  SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

2.	Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liability for Employees’ Retirement Benefits

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

3.	Change of Revenue Recognition for “Nikagetsu Kurikoshi”

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges were recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as the allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, effective April 1, 2006. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

4.	Subsequent event

On November 1 2006, NTT DoCoMo repurchased 54,898 shares of its common stock for ¥9.8 billion. As a result, NTT’s interest in NTT DoCoMo increased to 63.0% and the resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2007.

8. Business Segments

(Consolidated)

1. Sales and operating revenues

				(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Regional communications business
Customers	1,857,824	1,793,655	(64,169)	3,792,837
Intersegment	322,948	306,281	(16,667)	658,562

Total	2,180,772	2,099,936	(80,836)	4,451,399

Long distance and international communications business
Customers	545,792	555,335	9,543	1,128,142
Intersegment	57,573	54,387	(3,186)	125,513

Total	603,365	609,722	6,357	1,253,655

Mobile communications business
Customers	2,347,905	2,355,788	7,883	4,711,872
Intersegment	25,550	27,585	2,035	54,000

Total	2,373,455	2,383,373	9,918	4,765,872

Data communications business
Customers	329,546	394,404	64,858	770,551
Intersegment	49,507	49,312	(195)	116,722

Total	379,053	443,716	64,663	887,273

Other
Customers	150,416	150,093	(323)	337,734
Intersegment	447,542	410,019	(37,523)	936,700

Total	597,958	560,112	(37,846)	1,274,434

Elimination of intersegment	(903,120)	(847,584)	55,536	(1,891,497)

Consolidated total	5,231,483	5,249,275	17,792	10,741,136

2. Segment profit or loss

				(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating income
Regional communications business	119,043	71,706	(47,337)	172,627
Long distance and international communications business	30,655	26,927	(3,728)	59,350
Mobile communications business	558,368	516,889	(41,479)	832,639
Data communications business	12,695	33,045	20,350	40,495
Other	35,447	34,101	(1,346)	74,152

Total	756,208	682,668	(73,540)	1,179,263
Elimination of intersegment	7,175	8,856	1,681	11,437

Consolidated total	763,383	691,524	(71,859)	1,190,700

Note:	In the six months ended September 30, 2006, Plala Networks Inc. was changed from the Regional communications business segment to the Long distance and international communications business segment, and NTT Resonant Inc. and one other company were changed from the Other business segment to the Long distance and international communications business segment. Accordingly, a part of the prior year amounts has been restated.

9. Leases

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

10. Securities

(Consolidated)

1. Available-for-sale

				(Millions of yen)
		March 31, 2006	September 30, 2006	Increase (Decrease)
Equity securities	Carrying amounts	90,445	169,927	79,482
	Gross unrealized gains	232,146	213,103	(19,043)
	Gross unrealized losses	108	1,416	1,308
	Fair value	322,483	381,614	59,131
Debt securities	Carrying amounts	152,483	154,287	1,804
	Gross unrealized gains	1	14	13
	Gross unrealized losses	515	283	(232)
	Fair value	151,969	154,018	2,049
2. Held-to-maturity

				(Millions of yen)
		March 31, 2006	September 30, 2006	Increase (Decrease)
Debt securities	Carrying amounts	1,569	1,297	(272)
	Gross unrealized gains	3	1	(2)
	Gross unrealized losses	2	—	(2)
	Fair value	1,570	1,298	(272)

11. Financial Instruments

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

Outline of Non-consolidated Financial Results	November 10, 2006
For the Six Months Ended September 30, 2006	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of non-consolidated financial statements: November 10, 2006

Date of the interim dividend payments: December 12, 2006

Adoption of the Unit Share System: No

1.	Non-consolidated Financial Results for the Six Months Ended September 30, 2006 (April 1, 2006 – September 30, 2006)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2006	219,421	14.0%	144,187	25.5%	147,691	24.5%
Six months ended September 30, 2005	192,398	(3.9%)	114,867	(5.2%)	118,604	(5.4%)
Year ended March 31, 2006	339,384		168,745		171,914

	Net Income		Earnings per Share
Six months ended September 30, 2006	143,915	(57.6%)	10,412.33	(yen)
Six months ended September 30, 2005	339,612	(16.9%)	22,938.61	(yen)
Year ended March 31, 2006	394,033		27,520.99	(yen)

Notes: 1. Weighted average number of shares outstanding (non-consolidated):

	For the six months ended September 30, 2006:	13,821,594 shares
	For the six months ended September 30, 2005:	14,805,270 shares
	For the year ended March 31, 2006:	14,315,049 shares
2. Change in accounting policy	No
3. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
September 30, 2006	8,219,665	5,047,094	61.4%	365,169.06	(yen)
September 30, 2005	8,276,392	4,930,040	59.6%	356,669.28	(yen)
March 31, 2006	8,188,819	4,946,485	60.4%	357,869.26	(yen)

Note: 1. Number of shares outstanding at end of period (non-consolidated):	September 30, 2006:	13,821,253 shares
	September 30, 2005:	13,822,441 shares
	March 31, 2006:	13,821,853 shares
2. Number of treasury stock:	September 30, 2006:	1,919,956 shares
	September 30, 2005:	1,918,768 shares
	March 31, 2006:	1,919,356 shares

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2007	362,000	201,000	200,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007): 14,470.47 yen

3.	Dividends

	Dividends per Share (yen)
	End of the semi-annual period	End of the annual period	Annual
Year ending March 31, 2006	3,000.00	3,000.00	6,000.00
Year ending March 31, 2007 (Actual result)	4,000.00	—	8,000.00
Year ending March 31, 2007 (Forecasts)	—	4,000.00

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 16.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
ASSETS

Current assets:
Cash and bank deposits	10,366	21,321	10,955
Accounts receivable, trade	3,034	217	(2,816)
Supplies	236	251	15
Short-term loans receivable	411,010	417,121	6,111
Subsidiary deposits	—	135,000	135,000
Other current assets	135,228	88,281	(46,946)
Total current assets	559,875	662,193	102,317

Fixed assets:
Property, plant and equipment	206,464	204,508	(1,956)
Intangible fixed assets	25,887	27,917	2,030
Investments and other asset
Investment securities	4,824,816	4,822,447	(2,368)
Long-term loans receivable	2,524,042	2,456,899	(67,143)
Other investments and assets	46,980	45,698	(1,282)
Total investments and other assets	7,395,840	7,325,045	(70,794)
Total fixed assets	7,628,192	7,557,472	(70,719)
Deferred assets	751	—	(751)

TOTAL ASSETS	8,188,819	8,219,665	30,846

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
LIABILITIES
Current liabilities
Accounts payable, trade	655	440	(214)
Current portion of corporate bonds	227,112	230,510	3,398
Current portion of long-term borrowings	154,784	185,784	31,000
Accrued taxes on income	2,316	1,085	(1,231)
Deposit received due to subsidiaries	—	172,460	172,460
Other current liabilities	227,080	66,710	(160,369)
Total current liabilities	611,949	656,991	45,042
Long-term liabilities
Corporate bonds	1,581,900	1,540,698	(41,201)
Long-term borrowings	1,019,772	944,010	(75,762)
Liability for employees’ retirement benefits	28,325	30,108	1,783
Other long-term liabilities	386	761	374
Total long-term liabilities	2,630,385	2,515,579	(114,805)

TOTAL LIABILITIES	3,242,334	3,172,571	(69,762)

SHAREHOLDERS’ EQUITY
Common stock	937,950	—	—

Capital surplus
Additional paid-in capital	2,672,826	—	—
Total capital surplus	2,672,826	—	—

Earned surplus
Legal reserve	135,333	—	—
Voluntary reserve
Reserve for special depreciation	530	—	—
Other reserve	1,131,000	—	—
Unappropriated retained earnings	961,027	—	—
Total earned surplus	2,227,890	—	—
Net unrealized gains (losses) on securities	14,905	—	—
Treasury stock	(907,087)	—	—

TOTAL SHAREHOLDERS’ EQUITY	4,946,485	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,188,819	—	—

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	937,950	—
Capital surplus
Additional paid-in capital	—	2,672,826	—
Other capital surplus	—	5	—
Total capital surplus	—	2,672,831	—
Earned surplus
Legal reserve	—	135,333	—
Other earned surplus	—	2,194,938	—
Reserve for special depreciation	—	81	—
Other reserve	—	1,131,000	—
Accumulated earned surplus	—	1,063,856	—
Total earned surplus	—	2,330,271	—
Treasury stock	—	(907,430)	—
Total shareholders’ equity	—	5,033,622	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	13,472	—
Total unrealized gains (losses), translation adjustments, and others	—	13,472	—
TOTAL NET ASSETS	—	5,047,094	—

TOTAL LIABILITIES AND NET ASSETS	—	8,219,665	—

2. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues	192,398	219,421	27,022	339,384
Operating expenses	77,531	75,234	(2,297)	170,639
Operating income	114,867	144,187	29,320	168,745

Non-operating revenues:	31,827	30,623	(1,204)	64,725
Interest income	23,587	23,375	(211)	48,080
Lease and rental income	6,199	5,766	(432)	12,106
Miscellaneous income	2,040	1,481	(559)	4,537

Non-operating expenses:	28,090	27,118	(971)	61,555
Interest expenses	8,855	9,298	442	17,826
Corporate bond interest expenses	15,063	14,411	(652)	31,012
Lease and rental expenses	2,767	2,685	(82)	5,623
Miscellaneous expenses	1,402	722	(680)	7,093

Recurring profit	118,604	147,691	29,087	171,914

Special profits	249,383	—	(249,383)	250,666
Income before Income	367,987	147,691	(220,296)	422,581
Corporation, inhabitant, and enterprise taxes	22,970	2,143	(20,826)	20,853
Deferred tax expenses	5,405	1,633	(3,772)	7,694
Net income	339,612	143,915	(195,697)	394,033
Unappropriated retained earnings	608,461	—	—	608,461
Interim dividends	—	—	—	41,467
Unappropriated retained earnings	948,073	—	—	961,027

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Six months ended September 30, 2006	(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485
Net change during this semi-annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Net income								143,915	143,915		143,915			143,915
Payments to acquire treasury stock										(366)	(366)			(366)
Resale of treasury stock			5	5						23	28			28
Others, net												(1,433)	(1,433)	(1,433)
Total net change during this semi-annual period	—	—	5	5	—	(448)	—	102,828	102,380	(342)	102,042	(1,433)	(1,433)	100,608
September 30, 2006	937,950	2,672,826	5	2,672,831	135,333	81	1,131,000	1,063,856	2,330,271	(907,430)	5,033,622	13,472	13,472	5,047,094

(*)	Items approved in the shareholders’ meeting held on June 2006

31

4. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities
Income before income taxes	367,987	147,691	(220,296)	422,581
Depreciation and amortization	14,746	14,913	166	28,983
Loss on disposal of property, plant and equipment	219	118	(100)	555
Dividends received	(110,325)	(139,128)	(28,803)	(169,025)
Gains on sales of investments in affiliated companies	(249,383)	—	249,383	(250,666)
Increase (decrease) in liability for employees’ retirement benefits	395	1,783	1,387	(974)
(Increase) decrease in accounts receivable	37,207	33,130	(4,077)	(18,304)
Increase (decrease) in accounts payable and accrued expenses	(48,103)	(49,543)	(1,439)	10,275
Increase (decrease) in accrued consumption tax	660	571	(89)	201
(Increase) decrease in subsidiary deposits	—	(65,000)	(65,000)	—
Increase (decrease) in deposit received due to subsidiaries	—	172,460	172,460	—
Other	(1,575)	(85)	1,489	2,889

Sub-total	11,830	116,911	105,081	26,516
Interest and dividends received	135,492	163,711	28,218	216,872
Interest paid	(25,957)	(25,311)	645	(48,524)
Income taxes received (paid)	(47,034)	28	47,062	(57,441)

Net cash provided by (used in) operating activities	74,331	255,340	181,008	137,422
II Cash flows from investing activities:
Payments for property, plant and equipment	(14,127)	(21,801)	(7,674)	(21,577)
Proceeds from sale of property, plant and equipment	—	—	—	1,384
Payments for purchase of investment securities	(229)	(149)	80	(229)
Proceeds from sale of investment securities	254,502	191	(254,311)	256,208
Payments for long-term loans	(188,366)	(122,304)	66,062	(311,873)
Proceeds from long-term loans receivable	150,704	193,618	42,913	427,512
Other	(22)	26	49	(18)

Net cash provided by (used in) investing activities	202,461	49,581	(152,880)	351,407
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	188,229	122,297	(65,932)	361,651
Payments for settlement of long-term debt	(149,842)	(204,504)	(54,661)	(419,650)
Net increase (decrease) in short-term borrowings	160,000	(90,000)	(250,000)	90,000
Dividends paid	(44,819)	(41,465)	3,353	(86,286)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,663)	(337)	539,325	(539,980)

Net cash provided by (used in) financing activities	(386,095)	(214,010)	172,085	(594,266)
IV Net increase (decrease) in cash and cash equivalents	(109,302)	90,911	200,213	(105,436)
V Cash and cash equivalents at beginning of period	115,802	10,366	(105,436)	115,802

VI Cash and cash equivalents at end of period	6,500	101,277	94,777	10,366

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1)	Securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

[2]	Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of the end of this six-month period.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, based on estimated benefit obligations and plan assets as of the end of this fiscal year, a liability is accrued in the estimated amounts as of the end of this six-month period.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

6.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Changes in Accounting Treatment Method

1.	Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the current interim fiscal period, NTT adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, 2005.12.9, Corporate Accounting Standard No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, 2005.12.9, Corporate Accounting Standard Implementation Guidance No. 8).

The amount corresponding to the previous “Shareholders’ Equity” is 5,047,094 millions of yen.

“Net Assets” in the interim balance sheet for the current interim fiscal period is presented in accordance with the new rules for interim financial statements following the revision thereof.

2.	Accounting Standard for Directors’ Bonus

Effective from the current interim fiscal period, NTT adopted the “Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan, 2005.11.29, Corporate Accounting Standard No. 4).

This change had no impact on NTT’s earnings.

3.	Accounting Standard for Financial Instruments and Accounting for Deferred Assets

Effective from the current interim fiscal period, NTT adopted the “Accounting Standard for Financial Instruments” (Accounting Standards Board of Japan, 2006.8.11, Corporate Accounting Standard No. 10).

In addition, effective from the current interim fiscal period, NTT adopted the “Tentative Measures on Accounting for Deferred Assets” (Accounting Standards Board of Japan, 2006.8.11, Practical Solutions No. 19).

Due to the foregoing, discount on bonds stated as a deferred asset in the previous interim balance sheets is now reflected by deducting such amounts from the amount of the relevant bonds in the liability section.

This change had no impact on NTT’s earnings.

4.	Partial Revision of Accounting Standard for Treasury Shares and Appropriation of Legal Reserves

Effective from the current interim fiscal period, NTT adopted the revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, 2006.8.11, Revised Corporate Accounting Standard No. 1) and “Implementation Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, 2006.8.11, Revised Corporate Accounting Standard Implementation Guidance No. 2).

This change had no impact on NTT’s earnings.

The changes regarding the description of balance sheet items resulting from the revision of the rules for interim financial statements is as follows.

“Treasury Shares” stated at the end of the “Shareholders’ Equity” section as a deductible item against shareholders’ equity both in the previous interim fiscal periods and previous fiscal years is stated at the end of the “Shareholders’ Equity” subsection as a deductible item against shareholders’ equity from the current interim fiscal period.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2006:	230,882 million yen
September 30, 2006:	237,598 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2006:	64,000 million yen
September 30, 2006:	3,000 million yen

Notes to Non-Consolidated Statements of Income

1.	Major components of operating revenues:

	(Millions of Yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
Dividends received	110,325	139,128	169,025
Revenues from Group management	10,141	9,858	20,281
Revenues from basic R&D	63,438	61,057	126,877

2. Research & Development expenses included in operating expenses:
	(Millions of Yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Year ended March 31, 2006
	62,384	58,236	135,228

Notes to Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Matters Pertaining to Treasury stock

Type of stock	Common stock

Number of shares on March 31, 2006	1,919,356.08 shares

Increase in number of shares during this semi-annual period (Payments to acquire treasury stock)	649.80 shares

Decrease in number of shares during this semi-annual period (Resale of treasury stock)	50.04 shares

Number of shares on September 30, 2006	1,919,955.84 shares

5. Leases

In accordance with Tokyo Stock Exchange, Inc. rules, this information will be disclosed via EDINET (Electronic Disclosure for Investors’ Network) at a later time.

6. Securities

September 30, 2006

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	6,277,037 million yen	6,235,907 million yen

Investments in affiliated companies	9,804 million yen	18,220 million yen	8,415 million yen

Total	50,934 million yen	6,295,257 million yen	6,244,323 million yen

March 31, 2006

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	6,121,502 million yen	6,080,372 million yen

Investments in affiliated companies	9,804 million yen	22,480 million yen	12,675 million yen

Total	50,934 million yen	6,143,982 million yen	6,093,048 million yen

Attachment

Nippon Telegraph and Telephone Corporation

November 10, 2006

NTT’s Shares and Shareholders (as of September 30, 2006)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Not Individuals	Individuals
Total Holders	3	423	96	10,348	884	85	1,180,970	1,192,809
Total Shares	5,308,035	2,437,603	73,092	216,969	3,000,965	284	4,668,159	15,705,107	36,102
%	33.80	15.52	0.47	1.38	19.11	0.00	29.72	100.00

Notes:	1.	“Other Domestic Corporations” includes 7,915 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

	2.	“Domestic Individuals, etc.” includes 1,919,960 shares of treasury stock, and “Odd-Lot Shares” includes 0.84 shares of treasury stock. The actual number of treasury stock shares at the end of September 30, 2006 was 1,919,955.84.

	3.	The number of shareholders who own only odd-lot shares is 414,943.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	368	166	941	1,283	30,669	72,717	1,086,665	1,192,809
%	0.03	0.01	0.08	0.11	2.57	6.10	91.10	100.00
Total Shares	12,747,373	115,599	191,998	81,959	466,748	441,150	1,660,280	15,705,107	36,102
%	81.17	0.74	1.22	0.52	2.97	2.81	10.57	100.00

Notes:	1.	“At Least 1,000” includes 7,915 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

	2.	“At Least 1,000” includes 1,919,960 shares of treasury stock, and “Odd-Lot Shares” includes 0.84 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,308,031.26	33.72
Japan Trustee Services Bank, Ltd. (Trust Account)	654,734.00	4.16
The Master Trust Bank of Japan, Ltd. (Trust Account)	528,752.00	3.36
Moxley and Company	471,281.00	2.99
State Street Bank and Trust Company 505103	146,406.00	0.93
NTT Employee Share-Holding Association	133,819.22	0.85
The Chase Manhattan Bank, N.A. London	114,167.00	0.73
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	110,121.00	0.70
MELLON BANK TREATY CLIENTS OMNIBUS	108,921.00	0.69
Japan Trustee Services Bank, Ltd. (Trust Account 4)	105,753.00	0.67

Total	7,681,985.48	48.80

Note: The Company’s holdings of treasury stock (1,919,955.84 shares) are not included in the above figures.

Financial Results for the Six Months Ended September 30, 2006 November 10, 2006

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of
NTT based on the information at its disposal.  The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained in the past and recognized accurately.  In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances,
NTT’s actual results could differ materially from forward-looking statements and the projected figures contained herein or referred to in this presentation.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is the 12-month period beginning on April
1 of the year prior to the year indicated and ending on March 31 of the year indicated.
***  “1H” in this material represents one half year which is 6-month period beginning on April 1 of the year indicated and ending on September 30 of the year indicated.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Disclaimer Information

FY2007/1H Highlights
Revenues and Income
- Operating revenues increased.
FY2006/1H: ¥5,231.5 billion        FY2007/1H: ¥5,249.3 billion
- Operating income declined, but achieved 58% of total forecast for
FY2007.
FY2006/1H: ¥763.4 billion       FY2007/1H: ¥691.5 billion        Total forecast for FY2007:¥1,200.0 billion
Subscriptions
- B FLET’S subscriptions growing steadily. Net increase of 1.3 million.
Forecasted net increase for FY2007: 2.7 million B FLET’S: 4.72 million (as of Sep 30, 2006)
- The net increase in FOMA subscriptions of 5.63 million.
% of FOMA rose to 56%.
Forecasted net increase for FY2007: 11.34 million    FOMA: 29.1 million (as of Sep 30, 2006)
Forecasts for FY2007 have not been changed from those announced on
May 12, 2006.

(Note) Under Section 404 of the Sarbanes-Oxley Act, which applies to NTT Group from this fiscal year, we have been working to establish and maintain internal control systems for enhancing the reliability of financial reporting.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Consolidated financial results summary (U. S. GAAP)

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
(Billions of yen) Operating Revenues
Operating Expenses
Operating Income
5,231.5
5,249.3
+135.5
System integration revenues,
sales of telecommunications
equipment and other revenues
(171.3)
IP/packet
communications
services revenues
FY2006/1H
FY2007/1H
4,468.1
4,557.8
+53.6
Voice related services
revenues
+17.8 (+0.3%)
year-on-year
+83.4
Depreciation and
amortization expenses
and
loss on disposal
(8.9)
Expenses for purchase of
goods and services and
other expenses
+ 15.2
Personnel
expenses
+89.7 (+2.0%)
year-on-year
763.4
691.5
year-on-year decrease by ¥(71.9)  (9.4)%

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Change year-on-year
(% change)
Operating Revenues
FY2007/1H
9.9
0.4%
63.8
16.4%
(0.4)
(0.1)%
(45.1)
(4.5)%
(36.8)
(3.5)%
27.0
14.0%
4,799.0
49.7%
1,000.0
45.3%
1,129.0
48.5%
1,974.0
48.6%
2,042.0
49.6%
362.0
60.6%
2,383.4 453.4 547.4 959.8 1,013.1 219.4
10,800.0
48.6%
17.8
0.3%
5,249.3
Operating Expenses
3,989.0
46.8%
925.0
45.0%
1,061.0
48.6%
1,952.0
48.5%
1,977.0
49.3%
166.0
45.3%
51.4
2.8%
43.3
11.6%
2.0
0.4%
(31.9)
(3.3)%
(27.7)
(2.8)%
(2.2)
(3.0)%
1,866.5 415.9 515.5 946.9 975.1 75.2
89.7
2.0%
9,600.0
47.5%
4,557.8
Operating Income
(41.5)
(7.4)%
20.5
121.4%
(2.5)
(7.3)%
(13.1)
(50.5)%
(9.0)
(19.3)%
29.3
25.5%
810.0
63.8%
75.0
50.0%
68.0
46.9%
22.0
58.7%
65.0
58.5%
196.0
73.6%
516.9 37.4 31.8 12.9 38.0 144.1
1,200.0
57.6%
(71.9)
(9.4)%
691.5
I n c o m e b e f o r e
I n c o m e T a x e s
(112.8)
(17.8)%
20.9
136.9%
(1.9)
(5.2)%
(11.3)
(36.8)%
(5.3)
(9.4)%
29.0
24.5%
815.0
63.8%
69.0
52.6%
68.0
53.1%
30.0
64.6%
80.0
63.9%
201.0
73.5%
520.3 36.2 36.1 19.3 51.1 147.6
1,175.0
59.5%
(134.0)
(16.1)%
699.7
N e t I n c o m e
(75.5)
(19.6)%
13.1
139.0%
15.1
534.2%
(6.5)
(34.1)%
1.4
4.2%
(195.6)
(57.6)%
488.0
63.5%
43.0
52.6%
37.0
48.6%
17.0
74.1%
53.0
66.9%
200.0
72.0%
309.8 22.6 17.9 12.6 35.4 143.9
500.0
58.3%
(39.2)
(11.9)%
291.5
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
*2
*2 *2
*2
*2
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
*1. The number  of  consolidated subsidiaries is 401 and the number of companies accounted for under the equity method is 96.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
Consolidated and Main Subsidiaries’ Financial Results
(Billions of yen)

10,800.0
10,800.0
(39.0)
(15.0) +15.0
Increase in revenues from
other than major 5
subsidiaries and in the
number of consolidated
subsidiaries
Revision of business customer
account system: (15.0)
Revision of business customer
account system: 15.0
Voice transmission services and
other: 11.0
Sale of equipment: (33.0)
Other:  (6.0)
+11.0
+28.0

9,600.0
9,600.0
+28.0
Revision of business customer
account system: (15.0)
Revenue linked expenses: (23.0)
Access charges and other: (16.0)
Revision of business customer
account system: 15.0
Access charges and other: 11.0
+15.0
+11.0
(15.0)
(39.0)
Change from
the previous
forecasts:
±0
1,200.0
1,200.0
Change from the previous forecasts
±0
Operating Expenses
Operating Revenues
Operating Income
Other
NTT
DoCoMo
NTT
East
NTT
Com
Other
NTT
DoCoMo
NTT
East
NTT
Com
FY Forecast
(announced
in May 2006)
FY Forecast
(Revised)
(Billions of yen)
Increase in expenses
from other than major 5
subsidiaries
Change from
the previous
forecasts:
±0
Consolidated financial results forecast summary (U. S. GAAP)

Consolidated and Main Subsidiaries’ Financial Results Forecasts

N e t I n c o m e
I n c o m e b e f o r e
I n c o m e T a x e s
Operating Revenues
Operating Income
Change from the previous
financial results forecasts
Operating Expenses
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
(Note) "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West,
NTT Com and NTT DATA represent their recurring profits.
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
Consolidated
(US-GAAP)
FY2007E
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of yen)
815.0 69.0
362.0
200.0
196.0
2,042.0
53.0
65.0
1,974.0
17.0
22.0
1,129.0
37.0
68.0
1,000.0
43.0
75.0
4,799.0
488.0
810.0
201.0 80.0 30.0 68.0
10,800.0
500.0
1,200.0
1,175.0 * * * * *
166.0 1,977.0 1,952.0 1,061.0 925.0 3,989.0 9,600.0
22.6
6.7%
(83.3)
(3.9)%
(55.6)
(2.7)%
1.1
0.1%
92.8
10.2%
33.1
0.7%
5.0 (15.0) 0.0 26.0 0.0 (39.0)
58.9
0.5%
0.0
(4.6)
(2.7)%
(82.3)
(4.0)%
(45.5)
(2.3)%
0.6
0.1%
64.6
7.5%
55.8
1.4%
(15.0) 0.0 26.0 0.0 (39.0)
49.6
0.5%
0.0
(0.9)
(1.4)%
(10.0)
(31.3)%
0.4
0.6%
28.2
60.0%
(22.6)
(2.7)%
0.0 0.0 0.0 0.0 0.0
9.3
0.8%
0.0
29.0
16.9%
(4.2)
(5.0)%
(26.5)
(46.9)%
(3.8)
(5.3)%
27.0
64.2%
(137.3)
(14.4)%
3.0 0.0 0.0 0.0 0.0 0.0
(130.9)
(10.0)%
0.0
(194.0)
(49.2)%
1.7
3.4%
(15.6)
(48.0)%
5.5
17.6%
14.9
52.5%
(122.5)
(20.1)%
4.0 5.0 0.0 (7.0) 0.0 0.0
1.3
0.3%
0.0
27.2
16.2%
3.0
2.0
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)

Number of Subscribers for FLET'S services, Telephone Subscriber Lines and INS-Net

FLET'S services

FLET'S ADSL
B FLET'S
Optical IP Telephone ("Hikari Phone")
(Thousands)
15,000
12,000
9,000
6,000
3,000
0
7,430
5,439
1,991
32
7,932
5,576
2,356
140
8,483
5,669
2,815
398
9,101
5,682
3,419
867
9,749
5,673
4,076
1,385
10,310
5,586
4,723
1,966
11,701
5,582
6,119
2,967
2005.6
2005.9
2005.12
2006.3
2006.6
2006.9
2007.3 E

【Change from the previous quarter】

	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9	Year over year forecasted change [Changes from the forecast at the beginning of FY2007]
B FLET'S ※1	326	365	459	604	657	647	2,700 [±0]
FLET'S ADSL	231	138	93	13	(9)	(87)	(100) [±0]
Optical IP Telephone ("Hikari Phone") ※2	28	109	258	469	518	581	2,100 [±0]

Telephone Subscriber Lines & INS-Net

INS-Net
Telephone Subscriber Lines
(Thousands)
60,000
40,000
20,000
0
57,923
8,320
49,603
57,213
8,186
49,028
56,208
8,043
48,165
54,770
7,859
46,911
53,634
7,684
45,950
52,639
7,515
45,124
49,844
7,020
42,824
2005.6
2005.9
2005.12
2006.3
2006.6
2006.9
2007.3 E

【Change from the previous quarter】

	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9	Year over year forecasted change [Changes from the forecast at the beginning of FY2007]
Telephone Subscriber Lines ※3	(719)	(575)	(862)	(1,254)	(960)	(826)	(4,087) [+903]
INS-Net ※4	(147)	(135)	(143)	(183)	(176)	(169)	(840) [+94]
Total	(865)	(710)	(1,005)	(1,438)	(1,136)	(995)	(4,927) [+997]

- 6 -

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

ARPU of Telephone Subscriber Lines and INS-Net

(Yen)
6,000
5,800
5,600
5,400
(East) INS-Net
(West) INS-Net
(East) Telephone Subscriber Lines
(West) Telephone Subscriber Lines
3,000
2,800
2,600

		FY2006/1Q	FY2006/2Q	FY2006/3Q	FY2006/4Q	FY2007/1Q	FY2007/2Q	FY2006	FY2007 E
INS-Net	East	5,550	5,540	5,560	5,490	5,480	5,480	5,530	5,470
	West	5,400	5,390	5,400	5,340	5,330	5,320	5,380	5,310
Telephone Subscriber Lines	East	2,770	2,780	2,790	2,770	2,770	2,770	2,780	2,750
	West	2,670	2,690	2,690	2,670	2,660	2,670	2,680	2,660
Aggregate Fixed※ Line (Telephone Subscriber Lines + INS-Net)	East	3,190	3,190	3,200	3,180	3,180	3,180	3,190	3,160
	West	3,050	3,060	3,060	3,030	3,020	3,030	3,050	3,020

※ Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 19 regarding the calculation of ARPU.

- 7 -

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

ARPU of B FLET'S

B FLET'S ARPU is calculated by dividing revenues from B FLET'S and Optical IP Telephone ("Hikari Phone") services by the number of B FLET'S subscribers.※

(Yen)
【Quarterly basis】
【Yearly basis】
(East) B FLET'S
(West) B FLET'S
5,200
4,900
4,600
4,300
4,000

		FY2006/1Q	FY2006/2Q	FY2006/3Q	FY2006/4Q	FY2007/1Q	FY2007/2Q	FY2006	FY2007 E
B FLET'S※	East	4,610	4,630	4,670	4,690	4,780	5,010	4,650	4,950
	West	4,960	4,930	4,850	4,850	4,900	5,060	4,890	5,130

- 8 -
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Cellular

Cellular total
FOMA
(Thousands)
% of FOMA subscribers
60,000
40,000
20,000
0
27.7%
33.6%
40.0%
45.9%
50.7%
55.8%
65.7%
49,430
49,904
50,366
51,144
51,672
52,103
53,000
13,710
16,770
20,129
23,463
26,217
29,098
34,800
2005.6
2005.9
2005.12
2006.3
2006.6
2006.9
2007.3 E

【Change from the previous quarter】

	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9
Cellular total ※	605	475	462	778	529	431
FOMA	2,210	3,060	3,359	3,335	2,753	2,882

Year over year fore-casted change	
Cellular total	1,856
FOMA	11,337

※ No. of communication module service subscribers is included in total cellular subscribers.

- 9 -

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

ARPU of Cellular (FOMA + mova)
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
9,500
FOMA+mova
FOMA
mova
(Yen)
FOMA+mova
FOMA
FY2006/1Q FY2006/2Q FY2007 E FY2006/3Q FY2006/4Q
mova
FY2007/1Q

6,900 6,720 6,720 6,920 7,050 6,940
8,300 7,970 8,260 8,650 9,050 9,090
5,540 5,240 5,540 5,910 6,140 6,190
6,670 6,910
FY2006
7,810 8,700
5,200 5,970
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
[Quarterly basis]
[Yearly basis]
(Note)  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU. Please see page 19 regarding the calculation of ARPU.
FY2007/2Q

0
500
1,000
1,500
2,000
Employees, Interest-bearing Debt and Capital Investment

(Persons) (Billions of yen)
0
(Notes)
*1 The number of employees at March 31, 2006 and 2007E does not include the number of employees who retired or are retiring at that date and rehired or are rehiring at April 1, 2006 and 2007E, respectively.
*2 The numbers in brackets represent the changes from NTT’s forecast at the beginning of fiscal year 2007.
Employees Interest-bearing Debt
211,600
210,950
197,950
(+3,350)
5,296.2
5,073.6
5,020.0
(0.0)
(Billions of yen)
Capital Investment
1,019.6
Sep 30,
2005
199,100
Sep 30,
2006
Mar 31, Mar 31,
2006 2007E
Sep 30,
2005
Sep 30,
2006
Mar 31,
2007E
FY2006/1H FY2007/1H
FY2006 FY2007E
2,190.0
(+50.0)
2,191.9
1,064.1
0
120,000
140,000
160,000
180,000
200,000
220,000
4,500
5,000
5,500
6,000
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
*1
*2
*2
*2

EBITDA Margin
Operating
Free Cash Flow
ROCE
FY2006 FY2007 E
32.1% 31.8%
¥1,250.7 billion ¥1,245.0 billion
5.8% 5.8%
Details
[Note]  Please see page “18” for reconciliation of managerial indices.
Managerial Indices

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
Notes:
1.  EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal – Capital
Investments
3. ROCE = Operating
Income×(1
- Statutory Tax Rate)/Operating Capital Employed

(Reference) Details of Consolidated Financial Results Forecasts

(Billions of yen) Operating Revenues
Operating Expenses
Operating Income
10,741.1
10,800.0
+266.7
System integration revenues,
sales of telecommunications
equipment and other revenues
(392.5)
IP/packet
communications
services revenues
FY2006
FY2007E
9,550.4
9,600.0
+184.7
Voice related services
revenues
+58.9 (+0.5%)
year-on-year
+95.6
Depreciation and
amortization expenses
and
loss on disposal
(18.1)
Expenses for purchase of
goods and services and
other expenses
(27.9)
Personnel
expenses
+49.6 (+0.5%)
year-on-year
1,190.7
1,200.0
+9.3 (+0.8%) year-on-year
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

Mobile
communications
business
+20.4
(Reference) Contributing factors in consolidated operating income by segment
763.4
691.5
FY2006/1H
+1.7
(1.3)
(47.3)
(Billions of yen)

(3.7)
(41.5)
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
FY2007/1H
Regional
communications
business
Long distance
and international
communications
business
Data
communications
business
Other
business
Elimination of
intersegment

Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)

Total operating
income of 5 major
subsidiaries
(JPN GAAP)
637.2
691.5
+37.5
FY2007/1H
Consolidated
operating income
(U. S. GAAP)
+16.8
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation
(Reference) Analysis of difference between consolidated operating income and total operating income of 5 major subsidiaries
(Billions of yen)
682.9
763.4
+52.3
FY2006/1H
+28.2
Elimination and
U.S. GAAP
adjustments

(Reference) Details of Consolidated Balance Sheet

Assets
¥18,365.0 billion
Assets
¥18,886.2 billion
Liabilities
¥10,253.5 billion
Assets
¥(521.2) billion
Tangible fixed
assets
…¥10,435.9 billion
Liabilities
¥9,473.5 billion
Interest-bearing debt
…¥5,073.6 billion
Interest-bearing debt
…¥5,296.2 billion
Deferred tax
assets (Fixed)
…¥948.1 billion
Deferred tax
assets (Fixed)
…¥856.3 billion
Cash, cash
equivalents and
short-term
investments
…¥1,466.8 billion
Cash, cash
equivalents and
short-term
investments
…¥812.1 billion
Liability for
employees’
severance payments
… ¥1,672.0billion
Liability for
employees’
severance payments
…¥1,684.7 billion
+ ¥24.3 billion
Tangible fixed
assets…
¥10,460.2 billion
March 31, 2006 March 31, 2006 September 30, 2006
¥(654.7) billion
¥(91.8) billion
¥(222.6) billion
Liabilities
¥(780.1) billion
¥(12.7) billion
Total…¥18,886.2 billion
Total…¥18,365.0 billion [ ¥(521.2) billion ]
Total…¥18,886.2 billion
Minority interest
+¥25.0 billion
Equity
+233.9 billion
Minority interest
¥1,878.1 billion
Equity
¥7,013.4 billion
Retained earnings
…¥3,997.3 billion
Treasury stock
…¥(907.4) billion
¥(0.3) billion
+¥250.0 billion
Minority interest
¥1,853.2 billion
Equity
¥6,779.5 billion
Retained earnings
…¥3,747.3 billion
Treasury stock
…¥(907.1) billion
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

(Reference) Details of Consolidated Cash Flows

(637.9)
1,382.0
(1,210.7)
1,599.5
1,138.3
1,410.8
(1,156.8)
793.6
(343.3)
704.4
(1,500)
(1,000)
(500)
0
500
1,000
1,500
2,000
Cash and cash equivalents at
beginning of the year
CFs from operating activities CFs from investing activities CFs from financing activities Cash and cash equivalents at end of the year
FY2006/1H
FY2007/1H
(Billions of yen)
Net cash provided by operating activities decreased 50.4% or ¥805.9 billion.
- Net payments for income taxes increased by ¥204.1 billion.
- Accounts receivable increased by ¥409.2 billion for delay of collection due to bank holiday at the end of period.
Net cash used in investing activities decreased 4.4% or ¥53.8 billion.
- Payments for purchase of non-current investments decreased by ¥88.8 billion. As for the previous year, payments for purchase of non-current investment were ¥114.9 billion, mainly due to the investment in Sumitomo Mitsui Card Company, Limited.
Net cash used in financing activities decreased 46.2% or ¥294.6 billion.
- Payments for repurchase of NTT’s own shares decreased by ¥471.7 billion.
- Payments for settlement of long term debt decreased by ¥118.9 billion.
As a result, cash and cash equivalents at the end of the year decreased by 50.1% or ¥706.4 billion to
¥704.4 billion.
Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

(Reference) Reconciliation of Managerial Indices

(Billions of yen)

Indices	Items	FY2006	FY2007 E
EBITDA Margin	(1) Operating Income	¥1,190.7	¥1,200.0
	(2) Depreciation and loss on disposal of property, plant and equipment	¥2,251.9	¥2,235.0
	(3) EBITDA [(1)+(2)]	¥3,442.6	¥3,435.0
	(4) Operating Revenues	¥10,741.1	¥10,800.0
	EBITDA Margin [(3)/(4)×100]	**32.1%**	**31.8%**
Operating Free Cash Flow	(1) Operating Income	¥1,190.7	¥1,200.0
	(2) Depreciation and loss on disposal of property, plant and equipment	¥2,251.9	¥2,235.0
	(3) EBITDA [(1)+(2)]	¥3,442.6	¥3,435.0
	(4) Capital Investment*	¥2,191.9	¥2,190.0
	Operating Free Cash Flow [(3)-(4)]	**¥1,250.7**	**¥1,245.0**
ROCE	(1) Operating Income	¥1,190.7	¥1,200.0
	Statutory Tax Rate	41%	41%
	(2) Operating Income×(1-Statutory Tax Rate)	¥703.6	¥708.0
	(3) Operating capital employed	¥12,185.1	¥12,139.4
	ROCE [(2)/(3)×100]	**5.8%**	**5.8%**

* "Capital investment" is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of "Payments for property, plant and equipment" and "Acquisition of intangible and other assets" in the consolidated statements of cash flows are as follows:

	FY2006
Payments for property, plant and equipment	¥1,696.3
Acquisition of intangible and other assets	¥463.3
Total	¥2,159.7
Difference from the total of capital investments	**¥(32.2)**

- 18 -

Copyright(c) 2006 Nippon Telegraph and Telephone Corporation

November 10, 2006

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2007

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period of fiscal 2006 are presented in the following attachments.

(Attachments)

1. Overview of Interim Financial Status

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Shigeru Matsuhisa and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Overview of Interim Financial Status

(1) Summary of Results

1) Overall Business Conditions

During the interim period ended September 30, 2006, the Japanese economy continued its steady recovery, as evidenced by rising corporate earnings, growth in domestic personal consumption and expanding improvement in the employment situation despite the persistence of some difficulties.

In the information and communications sector, formation of the ubiquitous broadband society, aimed for in government initiatives such as the u-Japan Policy and IT New Reform Strategy, is becoming a reality with surging demand for optical, IP, and mobile services. Against this backdrop, the market is undergoing rapid structural change, as seen in the rise in mergers and acquisitions among communications companies, the emergence of fixed-mobile convergence (FMC) services,(Note 1) and the convergence or linking of communications and broadcasting. These trends are creating a situation of intensified service competition for customers.

In the regional communications markets, as demand for optical access services and other broadband access continues to expand at an accelerated rate, the net increase in the number of new optical access service subscribers has exceeded the net increase in the number of new DSL subscribers since the fourth quarter of the fiscal year ended March 31, 2005. This rich network infrastructure has become fertile territory for the growth of net-related business, including triple-play services that provide Internet access, IP telephony and video services on a single broadband line, social networking services,(Note 2) and blogging services. Meanwhile, direct subscriber telephone service using dry copper lines and optical access is now widely available, bringing about full-scale market restructuring and competition for subscribers to metal, optical, and other types of access line services.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has endeavored to provide high-quality and affordable universal service, while striving to achieve the goal defined in the NTT Group’s Medium-Term Management Strategy of bringing optical access services to 30 million customers by 2010 which was announced in November 2004. To this end, NTT East has devoted its energies toward meeting its target for this fiscal year of attracting 1.5 million new subscribers to B FLET’S service, and toward living up to its responsibilities as a telecommunications carrier in the IP era by providing safe, reliable, and attractive services and products. In these ways, NTT East has worked to promote the expansion of broadband communications in line with customer needs. Furthermore, NTT East has taken steps to ensure a long-term relationship with its customers, through comprehensive and on-going support of customers in their information communications environment, with the aim of becoming a familiar, all-around ICT corporation.(Note 3) As a result of efforts like these, the total number of subscribers to B FLET’S optical access service surpassed the 2.5 million mark in September of this year. NTT East has also worked to build a stable and enhanced management infrastructure and to reduce property expenses and streamline its assets to increase operational efficiency, and has implemented a drastic overhaul of business processes. With measures such as these, NTT East has worked to achieve flexible business operations that are more responsive to changes in the business environment.

NTT East regrets the inconvenience suffered by customers of its Hikari Denwa optical IP telephony service during the period from September 19, 2006 to September 21, 2006, when the service became intermittently unavailable, and has undertaken a thorough investigation of the causes. Measures such as improvements to the call control server software have meant that NTT East is now able to preserve stable operation of the service. Moreover, a working group dedicated to improving the reliability of Hikari Denwa service has been set up within NTT East, and long-term measures are being put in effect to ensure that customers will continue to be able to make use of Hikari Denwa with confidence.

Note 1: Services that combine mobile and fixed-line communications

Note 2: Membership-based community sites that promote and support personal connections

Note 3: ICT means Information and Communication Technology

2) Marketing and Sales

(i) Promotion of Optical IP-Based Services

In the rapidly expanding broadband market, NTT East has worked to further upgrade its services to respond to its customers’ diverse needs, while continuing to lower rates.

Among the specific measures implemented to enhance services, NTT East has worked with local governments and communities to actively expand the service areas for its B FLET’S optical access service, and added the new B FLET’S Mansion plan (for apartment buildings) to its B FLET’S service lineup. With respect to the Hikari Denwa service, a new addition to the existing Hikari Denwa and Hikari Denwa Business plans for optical IP telephony service is the Hikari Denwa Office plan, which is aimed at business offices and offers up to eight channels and 32 phone numbers. Users of Hikari Denwa and Hikari Denwa Office plans can also choose new optional services like Hikari Denwa A (Ace), which combines in a single package email notification of incoming telephone calls and fax, six optional functions such as call waiting and number display, and other options including up to three hours of call charges. By actively introducing new services such as these, NTT East has been working to meet the diverse needs of its customers.

NTT East has also promoted further expansion of the broadband market by enhancing its sales and marketing efforts. For example, NTT East introduced discount plans for monthly charges, installation and other fees, and promoted partnerships with other service providers.

At the same time, NTT East made further efforts to improve customer service, shortening the lead time for installation of B FLET’S and other services, implementing on-the-spot decision-making for installation schedules, and dispatching repair staff even on weekends and national holidays. In order to provide one-stop shopping for a diverse range of customer needs, an “OSA(Note 4) Promotion Office” was established with the mission of turning the one-stop after-sale service into a commercial operation.

Prior to the full commercial introduction of NTT’s next-generation network service, a field trial is planned to begin in December 2006. NTT East announced the interface conditions and conditions for participation in the field trial, and has begun accepting applications from service providers and other carriers that wish to take part.

Note 4:	One Stop After Service. A customer support service that provides comprehensive support from Internet setup to post-setup troubleshooting.

(ii) Measures for Fixed-Line Telephone Services

In the fixed-line market, NTT East took positive steps to secure profits in the face of full-scale competition for customers, brought about in part by the introduction of other carriers’ direct subscriber telephone services. While NTT East has always endeavored to provide universal service, the situation regarding fixed-line telephone service has made this more difficult than before. Having recently been designated by the Minister of Internal Affairs and Communications as an eligible telecommunications business, NTT East now qualifies for grants under the Universal Service Fund System, enhancing the company’s ability to continue ensuring that universal service is available throughout Japan at reasonable rates.

Meanwhile, the L-Mode service for Internet access from fixed-line telephones, which was started in June 2001 with the aim of expanding the number of Internet users, is due to be discontinued. Now that the growing broadband market has increased Internet access by personal computers and the number of L-Mode installations has been decreasing, on the premise that the service will be terminated, new applications for this service will no longer be accepted as of November 30, 2006.

(iii) Development of Solutions Business

In the corporate service sector, NTT East has continued to carry out enhancements in network quality and performance. At the same time, NTT East continues to be involved in a variety of system projects that leverage its wealth of experience, from designing security measures to building enterprise backbone systems. NTT East has helped local governments and businesses to streamline their operations and implement new business strategies. Specific initiatives include the construction in each region of prefecture-wide high-speed networks to address the digital divide, and the installation of centralized contact centers utilizing computer telephony integration (CTI) (Note 5) to enhance the provision of local-government services and improve the ability of municipal governments to respond to inquiries. In addition, for corporate customers, NTT East has developed security, video, data center, CTI/CRM (Note 6) and various other solutions for corporate customers.

Note 5:	Computer Telephony Integration. Technology that integrates telephone and fax functions into computer systems.

Note 6:	Customer Relationship Management. Information system methodologies that support businesses to establish long-term relationships with their customers

(iv) Sales Performance

As a result of these efforts, as of the end of September 2006, there were 2,605,000 B FLET’S subscribers, an increase of 716,000 from the end of March 2006, 2,943,000 FLET’S /ADSL subscribers, a decrease of 57,000 from the end of March 2006, and 1,032,000 Hikari Denwa subscribers.

With respect to NTT East’s subscriber telephone services, the total number of lines installed was 22.23 million as of the end of September 2006, a decrease of 2.02 million from the end of March 2006, while the total number of INS-Net 64 lines fell by 360,000 from the end of March 2006 to 3.56 million as a result of migration to broadband access services and other factors.

During the interim period under review, operating revenue totaled 1,013.1 billion yen (down 3.5% from the same period of the previous year); recurring profit came to 51.1 billion yen (down 9.4% from the same period of the previous year); and net profit totaled 35.4 billion yen (up 4.2% from the same period of the previous year).

3) Reorganization of Business Operation Structure

In keeping with the “Promoting NTT Group’s Medium-Term Management Strategy” announced in November 2005, NTT Group carried out a review of its business operation structure in August 2006. This review concentrated on upper-layer services and enterprise services, in order to adapt to service convergence resulting from the shift toward IP services and to meet customer demands for one-stop service, and on becoming more competitive by making more effective uses of resources in the NTT Group.

NTT East is affected by this restructuring in several ways. In the area of upper-layer services, the shares owned by NTT East in Plala Networks Inc., which provides mainly Internet access services, were transferred to NTT Communications. In the area of enterprise services, a restructuring took place with the result that NTT East is responsible for serving local administrations, regional banks, and other customers where close involvement in the local community is needed, while NTT Communications serves customers such as city banks, general trading firms, and central government bureaucracies. The aim is to enhance the ability to offer one-stop services and make more effective use of NTT Group resources, for more efficient operations.

4) Efforts on the CSR Front

NTT East regards corporate social responsibility (CSR) activities as a major pillar of its business operations, and accordingly has promoted initiatives that give serious consideration not only to economic aspects but also to social aspects, such as compliance with legal requirements including the protection of personal data, contributions to society, as well as environmental aspects.

Among the specific initiatives in this area, the “NTT Group CSR Charter” drawn up in June 2006 has been adopted as a basic guideline for corporate activities by NTT East. CSR seminars have been held for the top layers of management aimed at ensuring that the company adheres strictly to laws and at promoting business risk management. Also, efforts have been made to raise awareness of issues such as the importance of reducing alcohol-related driving incidents.

In October 2006, the “NTT East CSR Report 2006” was issued and made available on the company’s website, in order to communicate more effectively to stakeholders NTT East’s involvement in CSR activities.

In addition to the above, NTT East has provided a variety of disaster support and relief measures. In order to facilitate the collection of contributions for victims of the May 2006 Java earthquake, the Dial Q2 service was provided to broadcasters without charge. This enabled the broadcasters to solicit contributions and have them collected without being charged for the service, whereas ordinarily information providers pay to have NTT East charge customers on their behalf via the customer’s bill from NTT East. In addition, a broadband disaster message service “web171,” which uses the Internet to confirm the safety of family members, relatives, and friends in disaster areas, began trial operation in August 2005. After improvements were made to its functions based on feedback from users during the trial service, the service went into full operation in October 2006.

(2) Corporate Governance

Following the effectiveness of the new Corporation Law, at its May 2006 board of directors meeting, NTT East adopted a basic policy relating to the establishment of an internal control system. This policy outlines the corporate governance requirements for ensuring that the company conducts its business affairs properly. The policy also aims to strengthen the internal control functions of NTT East as a whole. Under the policy, the president, as the top officer responsible for carrying out the duties of the company, was made responsible for establishing and implementing an internal control system. In order to achieve the objectives of adhering to legal requirements, managing risk, and managing business properly and efficiently, various measures were put into effect for preventing or minimizing risk. Moreover, an “Audit and Compliance Office” was formed, and was charged with increasing the transparency and soundness of the NTT East Group’s management and with evaluating the effectiveness of the internal control system. This office carried out reviews of internal control, and performed audits regarding high-risk matters common to NTT East, and audit items standard throughout the NTT Group as instructed by NTT Corporation, evaluating their effectiveness and taking necessary countermeasures. In addition, a “Business Risk Management Committee” was set up to enhance risk management in company operations, and various other measures were taken to strengthen internal control functions.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,958,375	2,917,588	(40,786)
Machinery and equipment	556,601	543,691	(12,910)
Antenna facilities	7,690	7,530	(159)
Terminal equipment	48,220	55,866	7,646
Local line facilities	684,119	694,470	10,351
Long-distance line facilities	9,977	9,271	(705)
Engineering facilities	735,027	717,455	(17,572)
Submarine line facilities	865	776	(88)
Buildings	612,451	591,815	(20,636)
Construction in progress	34,931	35,518	586
Other	268,488	261,191	(7,297)
Intangible fixed assets	99,808	93,410	(6,398)
Total fixed assets-telecommunications businesses	3,058,183	3,010,998	(47,184)

Investments and other assets
Deferred income taxes	343,198	318,503	(24,695)
Other investments and assets	81,053	77,717	(3,335)
Allowance for doubtful accounts	(2,647)	(2,732)	(84)
Total investments and other assets	421,604	393,488	(28,115)
Total fixed assets	3,479,787	3,404,487	(75,300)

Current assets:
Cash and bank deposits	118,783	59,842	(58,940)
Notes receivable	37	65	27
Accounts receivable, trade	329,798	355,151	25,352
Supplies	30,165	32,910	2,745
Other current assets	69,119	79,844	10,724
Allowance for doubtful accounts	(3,125)	(3,640)	(514)
Total current assets	544,779	524,173	(20,605)

TOTAL ASSETS	4,024,566	3,928,660	(95,906)

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	777,785	688,170	(89,615)
Liability for employees’ retirement benefits	582,104	554,974	(27,129)
Other long-term liabilities	7,554	7,433	(120)
Total long-term liabilities	1,367,444	1,250,579	(116,865)

Current liabilities:
Current portion of long-term borrowings from parent company	141,096	154,785	13,689
Accounts payable, trade	117,095	84,655	(32,439)
Short-term borrowings	42,000	70,000	28,000
Accounts payable, other	330,063	220,461	(109,602)
Accrued taxes on income	1,068	946	(121)
Other current liabilities	84,781	206,922	122,140
Total current liabilities	716,105	737,771	21,665

TOTAL LIABILITIES	2,083,550	1,988,350	(95,199)

SHAREHOLDERS’ EQUITY

Common stock	335,000	—	—
Capital surplus
Additional paid-in capital	1,499,726	—	—
Total capital surplus	1,499,726	—	—

Earned surplus
Unappropriated retained earnings for the period	101,261	—	—
Total earned surplus	101,261	—	—

Net unrealized gains (losses) on securities	5,028	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,941,016	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,024,566	—	—

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	335,000	—
Capital surplus
Additional paid-in capital	—	1,499,726	—
Total capital surplus	—	1,499,726	—
Earned surplus
Other earned surplus	—	103,175	—
Accumulated earned surplus	—	103,175	—
Total earned surplus	—	103,175	—
Total shareholders’ equity	—	1,937,902	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	2,407	—
Total unrealized gains (losses), translation adjustments, and others	—	2,407	—

TOTAL NET ASSETS	—	1,940,309	—

TOTAL LIABILITIES AND NET ASSETS	—	3,928,660	—

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Telecommunications businesses
Operating revenues	983,387	946,827	(36,560)	1,967,812
Operating expenses	934,312	911,492	(22,819)	1,898,156
Operating income from telecommunications businesses	49,075	35,334	(13,740)	69,656

Supplementary businesses
Operating revenues	66,606	66,346	(259)	157,520
Operating expenses	68,562	63,653	(4,909)	161,227
Operating income (losses) from supplementary businesses	(1,956)	2,692	4,649	(3,707)

Operating income	47,118	38,027	(9,091)	65,948
Non-operating revenues:	30,800	30,192	(608)	63,269
Interest income	25	15	(9)	45
Lease and rental income	27,133	27,771	637	55,685
Miscellaneous income	3,641	2,405	(1,236)	7,538
Non-operating expenses:	21,485	17,090	(4,394)	45,005
Interest expenses	8,278	6,962	(1,315)	16,406
Lease and rental expenses	11,647	9,242	(2,405)	24,086
Miscellaneous expenses	1,559	885	(673)	4,512

Recurring profit	56,434	51,129	(5,304)	84,212
Special profits and losses	878	8,710	7,832	2,442
Income before Income taxes	57,312	59,840	2,527	86,654
Corporation, inhabitant, and enterprise taxes	(1,812)	(2,342)	(530)	31,411
Deferred tax expenses (benefits)	25,096	26,713	1,617	3,989
Net income	34,028	35,469	1,440	51,253
Unappropriated retained earnings brought forward	50,008	—	—	50,008
Unappropriated retained earnings for the period	84,036	—	—	101,261

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Six months ended September 30, 2006	]

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change during this semi-annual period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors				(55)	(55)	(55)			(55)
Net income				35,469	35,469	35,469			35,469
Others, net							(2,620)	(2,620)	(2,620)

Total net change during this semi-annual period	—	—	—	1,913	1,913	1,913	(2,620)	(2,620)	(706)

September 30, 2006	335,000	1,499,726	1,499,726	103,175	103,175	1,937,902	2,407	2,407	1,940,309

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	661,986	593,736	(68,250)	(10.3%)	1,294,098
Monthly charge revenues*	406,335	376,123	(30,211)	(7.4%)	801,186
Call rates revenues*	96,224	79,812	(16,411)	(17.1%)	183,977
Interconnection call revenues*	109,726	94,119	(15,606)	(14.2%)	213,119
IP services revenues	127,182	165,445	38,263	(30.1%)	270,799
Leased circuit services revenues (excluding IP services revenues)	98,548	95,880	(2,668)	(2.7%)	198,061
Telegram services revenues	12,774	11,909	(864)	(6.8%)	25,961
Other telecommunications services revenues	82,895	79,854	(3,040)	(3.7%)	178,890

Telecommunications total revenues	983,387	946,827	(36,560)	(3.7%)	1,967,812

Supplementary business total revenues	66,606	66,346	(259)	(0.4%)	157,520

Total operating revenues	1,049,993	1,013,173	(36,820)	(3.5%)	2,125,333

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:
Income before income taxes	57,312	59,840	2,527	86,654
Depreciation and amortization	254,686	212,727	(41,958)	467,256
Loss on disposal of property, plant and equipment	8,711	9,416	704	23,391
Increase (decrease) in liability for employees’ retirement benefits	(15,498)	(27,129)	(11,631)	(73,899)
(Increase) decrease in accounts receivable	57,044	(25,452)	(82,497)	40,204
(Increase) decrease in inventories	(3,343)	(2,745)	598	(689)
Increase (decrease) in accounts payable and accrued expenses	(99,346)	(91,828)	7,518	22,455
Increase (decrease) in accrued consumption tax	607	5,242	4,634	(1,173)
Other	(70,956)	9,953	80,909	(45,166)

Sub-total	189,218	150,024	(39,194)	519,034
Interest and dividends received	354	358	4	392
Interest paid	(9,243)	(8,116)	1,126	(16,591)
Income taxes received (paid)	21,196	(31,484)	(52,680)	21,195

Net cash provided by (used in) operating activities	201,526	110,782	(90,744)	524,031

II Cash flows from investing activities:
Payments for property, plant and equipment	(207,723)	(201,354)	6,368	(420,613)
Proceeds from sale of property, plant and equipment	2,399	12,214	9,815	5,022
Payments for purchase of investment securities	(543)	(8,059)	(7,515)	(1,867)
Proceeds from sale of investment securities	412	5,155	4,742	5,365
Other	(785)	(513)	272	9,711

Net cash provided by (used in) investing activities	(206,239)	(192,556)	13,682	(402,380)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	35,000	—	(35,000)	35,000
Payments for settlement of long-term debt	(50,643)	(75,926)	(25,282)	(144,171)
Net increase (decrease) in short-term borrowings	55,000	113,000	58,000	42,000
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	5,856	3,573	(2,282)	(100,671)

IV Net increase (decrease) in cash and cash equivalents	1,144	(78,200)	(79,344)	20,979
V Cash and cash equivalents at beginning of period	121,055	142,034	20,979	121,055

VI Cash and cash equivalents at end of period	122,199	63,834	(58,365)	142,034

November 10, 2006

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2007

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period of fiscal 2006 are presented in the following attachments.

(Attachments)

1.	Summary of Results

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Shinji Uchida or Mr. Eiji Yoshinaka

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results

During the six months ended September 30, 2006, the Japanese economy continued to exhibit an overall recovery, with improved corporate earnings and increased capital expenditure.

The telecommunications market is undergoing drastic environmental changes. As customer needs grow more sophisticated and diverse, the market becomes more global and optical fiber broadband access services proliferate, the development of “Triple Play” services that integrate Internet, IP phone, and video capabilities all in one and the convergence of fixed-line communications with mobile communications and telecommunications with broadcasting are accelerating rapidly.

In the dramatically growing broadband market, the first quarterly net decrease in the number of ADSL contracts ever was one of the indications that optical fiber broadband networks are becoming more widespread, and many users are switching from ADSL to the optical fiber broadband access services that deliver large volumes of content at high speeds.

Meanwhile, the business environment in the fixed-line telephone market has become harsher than ever before. Traffic continues to decrease due to the ongoing shift toward mobile phones, the use of optical fiber IP phones has increased significantly, and major developments occur in direct subscriber phone services using dry copper lines.

Against the backdrop of drastic changes in the market and the competitive environment, Nippon Telegraph and Telephone West Corporation (NTT West) has designated fiscal 2006 as a critical year for achieving the NTT West Group Medium-Term Vision, with the goal of “providing optical access services to 15 million users in 2010.” The businesses of NTT West and its subsidiaries (NTT West Group) have been restructured to position optical fiber broadband as NTT West’s core business. In an effort to further expand optical fiber broadband services, NTT West has been enhancing the lineup of access line services, developing attractive applications services and content, expanding solution businesses aimed at contributing to the revitalization and development of local communities, and expanding the operations of the entire NTT West Group. In order to facilitate these reforms, NTT West has implemented the following specific measures:

1. Development of the Broadband Business

(1) Expansion of Broadband Access Services

NTT West started its full-scale optical fiber access services in August 2001 with the launch of B FLET’S. In March 2005, NTT West began offering “FLET’S HIKARI PREMIUM”, a service that provides high-quality video-telephony using IPv6 technology and security protection as its basic functions. Since then, NTT West has been marketing its Triple Play service, which combines “HIKARI DENWA” with video capabilities, in an effort to boost sales.

In order to offer FLET’S services to a wider variety of customers, NTT West has made proactive efforts to expand its lineup of services, including launching “FLET’S HIKARI PREMIUM Enterprise Type” in a limited area of Osaka Prefecture. This service, geared toward institutional clients such as corporations, not only responds to user demands for handling increasingly large volumes of data at high speeds but also enables stress-free use of high-quality broadband applications.

In addition, NTT West has implemented a variety of discount programs such as “HIKARI GUTTO (significant) DISCOUNT”, which offers a special rate for a maximum of one year, and a campaign which offers a free month of service for new customers who sign up for “FLET’S HIKARI PREMIUM” or B FLET’S. Also, customers who sign up for FLET’S ADSL are offered a discount of up to 50% for their first year of service.

To facilitate the connection of large numbers of lines, NTT West has also made efforts to enhance and strengthen its installation system to achieve shorter lead time (from application to line connection) by using the Administrative Quick Response for Optical Service (AQROS) system.

As a result of these efforts, together with increasing demand for security features and video content that can be viewed using “FLET’S HIKARI PREMIUM”, the number of FLET’S HIKARI (a generic term for FLET’S HIKARI PREMIUM and B-FLET’S) subscriber lines installed since the service was launched in western Japan exceeded two million. This milestone was achieved just one year after the one million mark had been reached, and five years since the service was launched.

*	“FLET’S HIKARI PREMIUM Family Type” is available in Shizuoka, Aichi, Kyoto, Osaka, Hyogo, Hiroshima, and Fukuoka Prefectures.

(2) Expansion of Broadband Application Services

(i) Optical IP Phone Services

NTT West has launched “HIKARI DENWA Office Type”, the newest addition to its existing service lineup of “HIKARI DENWA” and “HIKARI DENWA Business Type”. This service, geared toward small and medium sized offices, offers the use of up to 8 channels and 32 phone numbers.

NTT West has also begun offering a new service called “FAX Notification Email” to “HIKARI DENWA” and “HIKARI DENWA Office Type” subscribers which notifies subscribers of incoming faxes at their previously designated email addresses and allows them to download and view the faxed content over the Internet. This is a special feature of the IP phone service that takes advantage of the convergence of IP and telephony which would not have been possible using fixed-line telephones.

For “HIKARI DENWA Business Type” subscribers, NTT West has launched a service called “Message Recording Function” which operates like an answering machine, allowing callers to leave messages when their calls are not answered. These recorded messages are then sent to the subscriber’s email address.

(ii) IPv6-enabled Application Services

NTT West has introduced the Group Communications Function as a part of the videophone feature of “FLET’S HIKARI PREMIUM” and “FLET’S v6 Appli.” With this function, the number of possible videophone sites has increased from a maximum of two to four, enabling videophone conferencing across multiple locations.

In response to the growing threat by computer viruses and spyware, NTT West has also stepped up the security features of “FLET’S HIKARI PREMIUM” and “FLET’S v6 Appli”, and taken other measures to ensure that users can enjoy the use of their broadband environments with peace of mind.

(iii) Broadband Content Services

In the field of broadband content distribution, NTT West has continued to make efforts to deliver appealing content exclusive to FLET’S services on its “FLET’S SQUARE” website, in collaboration with entertainment companies such as the Takarazuka Revue Company, The Walt Disney Company Japan, Ltd., and The Pokemon Company.

NTT West has also worked at expanding its Triple Play Service for “FLET’S HIKARI PREMIUM” subscribers by forming ongoing alliances with companies such as OptiCast Marketing Inc., which markets a multichannel broadcasting service called “HIKARI PerfecTV!”, and On Demand TV, Inc., which offers a video distribution service called “On Demand TV”.

(3) Efforts to Improve Optical Fiber Broadband Service Quality

NTT West has set up the “Optical Fiber Broadband Service Quality Improvement Project” at its head office with the objectives of increasing reliability and decreasing response time for troubleshooting of its FLET’S services to ensure that its customers can enjoy the use of optical fiber broadband services with peace of mind. This project involves implementing measures such as installing additional servers and other equipment in order to decentralize the processing function and deliver information to customers in a timely manner.

2. Development of the Solution Business

NTT West has made efforts to further develop its solution business for small and medium sized businesses, in which IT investment is expected to grow rapidly in the future. Many small and medium sized businesses today are concerned about issues such as reducing their communications costs and reinforcing their information security systems. In addition, they face difficulties in setting up and operating information systems due to lack of personnel with adequate IT skills and knowledge. To address these issues, NTT West has begun offering a “Business Solution Package” and set up a “Solution Business Promotion System” at its head and branch offices in order to carry out more proactive development of the solution business.

Thus far, solutions for ensuring business continuity in unforeseen circumstances such as natural disasters or exposure to computer viruses have been developed on an individual basis. In response to the growing interest in BCP (Business Continuity Planning) among corporations and local governments in recent years, NTT West has begun offering a “BCP Total Solution” service for corporations and local governments, in which it sets up an entire system from planning BCP efforts, to implementing systems to managing operations. In addition, NTT West has set up a “BCP Solution Business Promotion System” at its head and branch offices in order to respond to customer needs with higher quality service.

NTT West has also formed an alliance with Tokio Marine & Nichido Fire Insurance Co., Ltd. to offer “Data Center Solution” service which addresses customer needs related to information systems outsourcing and security measures for corporations, local governments and other organizations. The alliance has also launched “Housing Service with Risk Compensation” for clients utilizing housing services at the data centers. This service compensates clients for repair expenses in the event their information systems (hardware) are damaged, and is the first of its kind in the industry.

In addition, NTT West has implemented efforts to help bridge the digital divide. While there are still many areas where demand for optical fiber access services is low, particularly in mountainous areas and remote islands, NTT West has been actively involved in national and local government activities. For example, NTT West has helped to introduce IT in local areas and has proposed ways to utilize IRU* and subsidies.

In order to create a broadband and ubiquitous society with infinite possibilities to make people’s lives and business more convenient, NTT West has set up the “V6 Premium Forum”. This forum aims to encourage interaction among IT industry businesses and academic institutions in order to develop services of superior quality using IPv6 networks and to establish new markets. Through the forum, NTT West plans to work on creating new business models and markets that utilize the IPv6 network with the aim of contributing to the revitalization and development of western Japan.

*	IRU (Indefeasible Right of User): a long-term usage right which cannot be nullified or terminated without the agreement of the parties involved in the contract or agreement.

3. Expansion of NTT West Group Operations

NTT NEOMEIT CORPORATION has begun selling recycled computers on its direct sales website, NEOSTYLE SHOP. The idea behind this business is to prevent data leakage by deleting all data remaining in the hard disks of previously used computers using the “Neo’z NEODELETE” service, and to promote global environmental protection by recycling computers.

NTT NEOMEIT also established its third PC Security Center in western Japan, the Okinawa PC Security Center, in a joint project with NTT-DO (renamed to NTT WEST-OKINAWA CORPORATION). At the PC Security Centers, two of which are already open and operating in Osaka and Shizuoka Prefectures, the complete process of deleting data remaining in IT equipment such as previously leased computers and recycling used computers is carried out in a high security environment.

Meanwhile, NTT MARKETING ACT CORPORATION has formed a business alliance with Japan Staff Leasing Co., Ltd. and Aso Humaney Center Corporation to expand the service area of the job placement support service for members of the business-based SNS (social networking site) called “CA-RA-REER”. Up until now, the service was only available in the Tokyo metropolitan area and Osaka Prefecture, but it has been extended to include all areas of western Japan in response to requests from members located outside the service areas.

NTT SOLMARE CORPORATION has provided services such as a mobile phone comic distribution site called “Comic I”, which allows users to view comics published in weekly and monthly magazines on their mobile phones. Since the introduction of packet flat-rate services for 3G* phones, the number of paid content downloads has increased dramatically, reaching 50 million downloads in September 2006, approximately two years after the service was launched.

*	3G phones: Third generation mobile phones which feature improved sound quality, global roaming, and high-speed data communications capabilities.

4. Review of Business Operations Structure

Anticipating the full-fledged arrival of the age of optical fiber broadband, NTT West conducted a review of its business operations structure from the perspectives of achieving complete market orientation and upgrading service quality. Based on the current trend toward service and network integration in the telecommunications market, the head office has been reorganized according to a function-based business promotion structure that is appropriate for the full-fledged optical fiber and IP era and can handle the optical fiber broadband market in a specialized manner. In addition, organization-wide projects headed up by the Strategy Project Promotion Headquarters were established in order to deal with critical issues flexibly and promptly. At the branch level, a review of the current branch office structure consisting of 16 branches was conducted in order for branches to promote community-based business operations aimed at the further proliferation of optical fiber services. As a result, the number of branches was increased to 30 branches—one for every prefectural zone in the west Japan region. In order to deal with issues related to the dispersed multiple market structure unique to western Japan, Regional Headquarters were also established in Kansai, Tokai, Hokuriku, Chugoku, Shikoku, and Kyushu to carry out appropriate strategies and make adjustments for each area block. In addition, the three local companies (for sales, equipment, and administration) that were located at each of the original 16 branches were integrated into one new local company in order to further improve customer service, including the implementation of flow-through operation for optical fiber-related services.

Looking ahead toward its vision of developing a next-generation network, NTT West has contracted all network business from network construction to operations and maintenance to NTT NEOMEIT CORPORATION. This will make it possible to expand and reinforce the operations and maintenance systems for IP-related services, handle diversified employment styles, and provide improved specialization. In addition, NTT West has outsourced all business related to the Broadband Concierge Center and the 104 (Directory Assistance) Center to NTT MARKETING ACT CORPORATION in order to further improve customer service.

5. Main CSR Promotion Efforts

The NTT West Group places high priority on the implementation of CSR activities. The NTT West Group aims to take advantage of its technology, resources, and Knowledge in the field of telecommunications services to create “social value” for customers, the global environment, and communities; “economic value” for shareholders; and “human value” for employees. In accordance with its basic policy to enhance each of these types of value in order to contribute to the realization of a sustainable society, NTT West has forged ahead with implementing efforts in which all employees strive to raise the overall value of the NTT West Group. In order to promote and establish CSR policies, a CSR Promotion Office and CSR Promotion Committee were set up, executive seminars aimed at raising awareness of CSR as a management strategy were organized, CSR pamphlets and various CSR tools were distributed to all employees, and CSR caravan campaigns were conducted in all regions.

As part of NTT West’s CSR efforts, activities aimed at achieving complete compliance and promoting business risk management were conducted. These activities included the implementation of measures to raise awareness of CSR in top management and among employees, such as training sessions for all employees including executives. The NTT West Group also implemented a full-scale campaign to eliminate drunken driving, making all-out efforts to ensure that the policy, “I’ll never drive drunk and I’ll never allow anyone else to drive drunk” is complied with. The campaign involved activities such as distributing warning information and leaflets to all employees, and asking them to submit pledges.

Since the Law Concerning the Protection of Personal Information went into full effect last year, the need for proper handling of customer information has become more significant than ever. NTT West Group’s efforts to enhance protection of customer information have included implementing training sessions for NTT West Group companies on complete data management, checking system logs and access authorization status, conducting sweeping inspections of whether employees’ personal home-use computers and other equipment contain company data, and checking employees’ level of understanding of the risks of file transfer software through web-based self-evaluation tests.

Furthermore, in order to deepen stakeholders’ understanding of NTT West’s CSR policies and efforts as well as foster better communication with customers, NTT West Group issued the NTT WEST Group CSR Report 2006 and posted it on the NTT West official website in October 2006.

In addition to the above efforts, the Broadband Disaster Message Board (web 171), which was launched on a trial basis in August 2005 as an Internet version of the Disaster Emergency Dengon (Message) Dial (171) service, was put into full operation in October 2006 following the completion of functional improvements based on customer comments and other information obtained during the trial phase. This service is a tool to help people to confirm the safety of their families, relatives, and friends located in affected regions during major disasters.

In addition, NTT West waived the basic telephone charges per day for customers who were unable to use their telephones for over 24 hours due to building damage caused by heavy rains and for customers who had no access to their telephones for over 24 hours due to evacuation orders or advisories. NTT West also waived telephone installation charges such as reinstallation fees for customers who were forced to move from damaged buildings to temporary housing.

NTT West has provided universal service in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. Although the business conditions for fixed-line telephone services have become increasingly harsh, NTT West plans to continue to make efforts to offer fair and stable universal service in the future.

As a result of the above measures, the results of our principal services as of September 30, 2006 were as follows: the number of FLET’S HIKARI lines installed totaled 2.12 million; the number of FLET’S ADSL installations came to 2.64 million; in INS-Net services, the number of INS-Net 64 lines installed totaled 3.38 million; and the number of subscriber telephone lines installed stood at 22.84 million.

Operating revenue, recurring profit, and net profit for the first six-month of the fiscal year ended September 30, 2006 amounted to 959.8 billion yen, 19.3 billion yen, and 12.6 billion yen, respectively.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,831	2,908,237	(12,594)
Machinery and equipment	606,429	620,470	14,040
Antenna facilities	10,514	10,268	(246)
Terminal equipment	29,877	28,420	(1,456)
Local line facilities	829,435	837,306	7,870
Long-distance line facilities	7,198	6,729	(468)
Engineering facilities	631,497	626,356	(5,141)
Submarine line facilities	4,542	4,096	(445)
Buildings	520,264	506,588	(13,675)
Construction in progress	37,085	28,905	(8,180)
Other	243,986	239,095	(4,891)
Intangible fixed assets	99,788	104,224	4,436
Total fixed assets-telecommunications businesses	3,020,619	3,012,461	(8,157)
Investments and other assets
Deferred income taxes	360,666	335,863	(24,803)
Other investments and assets	83,449	86,344	2,894
Allowance for doubtful accounts	(1,638)	(1,569)	68
Total investments and other assets	442,478	420,638	(21,840)
Total fixed assets	3,463,098	3,433,100	(29,997)

Current asset:
Cash and bank deposits	90,274	65,624	(24,650)
Notes receivable	4	92	87
Accounts receivable, trade	333,158	347,038	13,880
Supplies	39,094	37,534	(1,559)
Other current assets	58,431	93,726	35,294
Allowance for doubtful accounts	(2,233)	(2,495)	(262)
Total current assets	518,729	541,521	22,791

TOTAL ASSETS	3,981,828	3,974,621	(7,206)

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,058,132	1,142,410	84,277
Liability for employees’ retirement benefits	632,917	607,639	(25,277)
Other long-term liabilities	12,690	12,776	86
Total long-term liabilities	1,703,740	1,762,826	59,086

Current liabilities:
Current portion of long-term borrowings from parent company	193,746	130,608	(63,138)
Accounts payable, trade	133,973	87,638	(46,335)
Short-term borrowings	—	30,000	30,000
Accrued taxes on income	1,101	860	(240)
Other current liabilities	396,702	429,048	32,346
Total current liabilities	725,524	678,155	(47,368)

TOTAL LIABILITIES	2,429,264	2,440,982	11,717

SHAREHOLDERS’ EQUITY

Common stock	312,000	—	—

Capital surplus
Additional paid-in capital	1,170,054	—	—
Total capital surplus	1,170,054	—	—

Earned surplus
Unappropriated retained earnings for the period	70,112	—	—
Total earned surplus	70,112	—	—

Net unrealized gains (losses) on securities	396	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,552,563	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,981,828	—	—

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	312,000	—
Capital surplus
Additional paid-in capital	—	1,170,054	—
Total capital surplus	—	1,170,054	—
Earned surplus
Other earned surplus	—	51,460	—
Accumulated earned surplus	—	51,460	—
Total earned surplus	—	51,460	—
Total shareholders’ equity	—	1,533,514	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	124	—
Total unrealized gains (losses), translation adjustments, and others	—	124	—

TOTAL NET ASSETS	—	1,533,639	—

TOTAL LIABILITIES AND NET ASSETS	—	3,974,621	—

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Telecommunications businesses
Operating revenues	933,491	895,641	(37,850)	1,860,339
Operating expenses	905,843	882,747	(23,095)	1,823,115
Operating income from telecommunications businesses	27,648	12,894	(14,754)	37,223
Supplementary businesses
Operating revenues	71,508	64,206	(7,301)	169,287
Operating expenses	73,080	64,186	(8,893)	174,470
Operating income (losses) from supplementary businesses	(1,571)	20	1,592	(5,183)
Operating income	26,076	12,914	(13,162)	32,040
Non-operating revenues:	26,528	26,304	(223)	66,633
Interest income	2	2	0	6
Lease and rental income	23,417	23,679	262	46,459
Miscellaneous income	3,108	2,622	(485)	20,168
Non-operating expenses:	21,930	19,845	(2,084)	42,173
Interest expenses	8,399	8,941	541	17,273
Lease and rental expenses	10,937	8,923	(2,013)	21,239
Miscellaneous expenses	2,593	1,980	(612)	3,660
Recurring profit	30,674	19,373	(11,300)	56,500
Special profits and losses	2,674	1,532	(1,141)	18,188
Income before Income taxes	33,348	20,906	(12,442)	74,689
Corporation, inhabitant, and enterprise taxes	(23,764)	(17,809)	5,955	10,534
Deferred tax expenses (benefits)	37,994	26,112	(11,881)	31,456
Net income	19,118	12,602	(6,516)	32,697
Unappropriated retained earnings brought forward	37,415	—	—	37,415
Unappropriated retained earnings for the period	56,534	—	—	70,112

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Six months ended September 30, 2006	]

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563
Net change during this semi-annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors				(55)	(55)	(55)			(55)
Net income				12,602	12,602	12,602			12,602
Others, net							(271)	(271)	(271)

Total net change during this semi-annual period	—	—	—	(18,652)	(18,652)	(18,652)	(271)	(271)	(18,924)

September 30, 2006	312,000	1,170,054	1,170,054	51,460	51,460	1,533,514	124	124	1,533,639

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	643,377	583,844	(59,533)	(9.3%)	1,259,541
Monthly charge revenues*	395,162	368,569	(26,593)	(6.7%)	780,312
Call rates revenues*	93,506	77,722	(15,784)	(16.9%)	179,099
Interconnection call revenues*	108,223	96,888	(11,335)	(10.5%)	210,827
IP services revenues	108,744	140,470	31,726	29.2%	229,572
Leased circuit services revenues (excluding IP services revenues)	85,057	82,348	(2,708)	(3.2%)	171,695
Telegram services revenues	14,391	13,222	(1,169)	(8.1%)	29,806
Other telecommunications services revenues	81,921	75,756	(6,165)	(7.5%)	169,721

Telecommunications total revenues	933,491	895,641	(37,850)	(4.1%)	1,860,339

Supplementary business total revenues	71,508	64,206	(7,301)	(10.2%)	169,287

Total operating revenues	1,005,000	959,848	(45,151)	(4.5%)	2,029,626

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31,2006
I Cash flows from operating activities:
Income before income taxes	33,348	20,906	(12,442)	74,689
Depreciation and amortization	215,325	222,813	7,488	435,236
Loss on disposal of property, plant and equipment	14,905	9,204	(5,700)	27,308
Increase (decrease) in liability for employees’ retirement benefits	(14,870)	(25,277)	(10,407)	(77,173)
(Increase) decrease in accounts receivable	66,218	(19,448)	(85,667)	49,638
(Increase) decrease in inventories	(378)	1,559	1,938	(4,261)
Increase (decrease) in accounts payable and accrued expenses	(137,342)	(81,659)	55,683	(48,685)
(Increase) decrease in accounts consumption tax receivable	62	2,805	2,743	(2,743)
Increase (decrease) in accrued consumption tax	1,693	2,979	1,285	-
Other	(19,977)	(18,156)	1,821	8,416

Sub-total	158,984	115,727	(43,257)	462,426
Interest and dividends received	162	125	(37)	14,267
Interest paid	(8,955)	(9,021)	(66)	(17,326)
Income taxes received (paid)	57,480	(8,012)	(65,493)	54,661

Net cash provided by (used in) operating activities	207,673	98,818	(108,854)	514,029
II Cash flows from investing activities:
Payments for property, plant and equipment	(241,052)	(235,796)	5,255	(476,274)
Proceeds from sale of property, plant and equipment	3,717	12,563	8,845	15,264
Payments for purchase of investment securities	(1,165)	(2,913)	(1,748)	(49,646)
Proceeds from sale of investment securities	2,148	339	(1,808)	2,244
Other	253	(750)	(1,004)	(2,375)

Net cash provided by (used in) investing activities	(236,098)	(226,557)	9,540	(510,787)
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	96,707	120,000	23,292	196,685
Payments for settlement of long-term debt	(68,043)	(98,861)	(30,817)	(200,090)
Net increase (decrease) in short-term borrowings	23,000	105,000	82,000	3,000
Dividends paid	(31,200)	(31,200)	-	(31,200)

Net cash provided by (used in) financing activities	20,463	94,938	74,475	(31,605)
IV Net increase (decrease) in cash and cash equivalents	(7,961)	(32,800)	(24,839)	(28,364)
V Cash and cash equivalents at beginning of period	128,920	100,556	(28,364)	128,920

VI Cash and cash equivalents at end of period	120,959	67,756	(53,203)	100,556

November 10, 2006

NTT Com Announces Interim Financial Results

For Fiscal Half-Year Ended September 30, 2006

TOKYO, JAPAN – NTT Communications (NTT Com) today announced its non-consolidated financial results for the fiscal half-year ended September 30, 2006. Half-year operating revenue fell 0.1% or 0.4 billion yen to 547.4 billion yen and operating income fell 7.3% or 2.5 billion yen to 31.8 billion yen. Recurring profit declined 5.2% or 1.9 billion yen to 36.1 billion yen in the face of intense competition. Special profit of 5.7 billion yen from the dissolution of NTT Investment Singapore Pte. Ltd. and special losses of 6.9 billion yen as the result of revaluation of its affiliate company, NTT America, Inc., brought net income to 17.9 billion yen, up 534.2 % or 15.1 billion yen over the previous year. All results are based on Japanese accounting principles.

BACKGROUND

Worldwide growth in the broadband, Internet and mobile sectors, and advances in the convergence and integration of services resulting from technological innovation, are giving rise to communications systems that accurately and efficiently link people, devices and systems together at any time and anywhere. Such trends are changing both lifestyles and corporate business models around the world.

Global competition and markets are also changing as evidenced by such developments as the restructuring of the telecommunications industry in the U.S., especially in the Internet field, and cross-border alliances among carriers in Europe.

OVERVIEW OF OPERATIONS

In response to such changes, NTT Com is implementing a strategy of providing one-stop information and communication technology (ICT) solutions that create new ways to live and conduct business. Such efforts focus on five key business areas that offer long-term growth potential for the company: solutions, network management, security, global and ubiquitous services.

1. Solution Services

In the domain of solution services, NTT Com is leveraging the strength of its network to provide solutions that offer greater convenience and reduced administration costs for corporate users. These include the IP Contact Center Solution – which enables one-stop management of corporate contact centers – and also one-stop server and network management operation for managing clients’ networks, servers and client PCs. Similarly, NTT Com’s solution services for individuals provide greater security and convenience, such as the new DoTV portal for Internet browsing and shopping on network-capable television sets and other devices.

2. Network Management Services

The network management services lineup of end-to-end, one-stop services for corporate users was expanded with the addition of Ethernet access lines (provided by Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West)) for corporate data transmission.

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3. Security Services

Security services were strengthened with the introduction of a new anti-spam program for OCN Internet-access services, which automatically screens for spam and phishing mail. For corporate customers, the Secure Smart Storage data management service was upgraded to enhance the system’s ability to prevent information leaks, by making it possible for outdated files on internal networks to be deleted automatically after elapse of a specified period of time.

4. Global Services

To address customers’ needs for seamless domestic and worldwide services, NTT Com upgraded its global services with the addition of a new international hotspot roaming service, expanded availability of the Global Super Ring next-generation international Ethernet service, and the introduction of international IP-VPN (MPLS) in Vietnam.

5. Ubiquitous Services

Ubiquitous services became even more convenient and more widely available, so that users are now able to use various existing NTT Com solutions from their mobile phones. These services include the Smart Biz Kit for remote access to internal systems, HotSpot public wireless LANs, Arcstar Remote Accelerator for client server security and hosting for “EHS for Exchange Server 2003.” In addition, NTT Com added a new roaming function to its Mobile Connect gateway service, which will enable secure connections between handsets and intranets from more than 160 access points worldwide.

Under NTT Group’s Medium-Term Management Strategy announced in November 2004, upper-layer services offered by NTT and its subsidiaries, such as Internet access, IP telephone, video distribution and portals, were streamlined by placing them under NTT Com’s management in August 2006. In addition, NTT Com was placed in charge of nationwide and global corporate customers in order to provide a single point of contact for corporate customers.

As part of this restructuring, several upper-layer service units became subsidiaries of NTT Com, including NTT Resonant, which provides the goo™ portal site, and Plala Networks, which provides Internet access, IP telephony and video-on-demand services. In addition, the company formed the Network Business Division to manage group upper-layer services and related alliances. Approximately 1,200 account managers and system engineers were transferred from the corporate services units of NTT East and NTT West to NTT Com’s newly formed Enterprise Sales III unit.

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OPERATIONAL RESULTS

Revenues from voice transmission services increased on the strength of more diverse services and reinforced marketing efforts. IP service revenues were strong, but revenues from data communications services declined due to customer migration to lower-priced IP services. Overall, operating revenues and recurring profit both declined due to fierce competition.

1. Voice Transmission Services (excluding IP)

Operating revenues from voice services excluding IP fell 1.7% or 3.9 billion yen to 232.5 billion yen. The business environment remained highly competitive due to the shrinking market for fixed-line telephone services and the rising popularity of IP telephony. To address these difficult market conditions, NTT Com took steps to maintain revenues from domestic voice services and increase the market share for international voice services. Efforts to sustain or increase revenues from domestic voice services included the introduction of PL@TINUM LINE rate discounts and a range of toll-free services. Efforts to increase market share for international voice services included more aggressive sales and making the World Discount plan available to PL@TINUM LINE users.

2. IP Services

Operating revenues from IP services rose 5.0% or 7.5 billion yen to 157.5 billion yen. The demand for IP services was strong, with OCN Internet-access service subscriptions reaching 5.713 million by the end of September. Favorable sales were achieved through a strong marketing effort focused on OCN Hikari B FLET’S, a one-stop optical-fiber service, and enhancement of applications. Strong sales of Integrated VPN, a solution that provides optimal networks for corporate users by combining four VPN services as needed, also contributed to the rise in revenues in this category.

3. Data Communications Services (excluding IP)

Operating revenues from data communications services excluding IP declined 11.4% or 10.4 billion yen to 81.0 billion yen. The ongoing decline reflects user migration to lower-cost IP services. Efforts were made to maintain or increase revenues by focusing on the delivery of highly reliable services targeted at corporate users who place priority on quality of service.

4. Solution Services

Operating revenues from solution services rose 10.2% or 5.5 billion yen to 59.3 billion yen. Revenues continued to show steady growth thanks to the popularity of total solutions for corporate communications infrastructure, such as services for data and contact centers, network and server operations (monitoring and management), and video distribution.

5. Other Services

Other operating revenues, mainly from equipment leases and product sales, rose/declined 5.9% or 0.9 billion yen to 16.9 billion yen.

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About NTT Com

NTT Com is a subsidiary of Nippon Telegraph and Telephone Corporation (NTT) (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com and its subsidiaries have more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com

For more information

(Mr.) Noboru Takeuchi or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

E-mail: infoaf@ntt.com

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Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets—telecommunications businesses
Property, plant and equipment	487,365	466,666	(20,698)
Machinery and equipment	167,105	158,164	(8,941)
Antenna facilities	4,010	2,761	(1,248)
Terminal equipment	3,064	2,630	(434)
Local line facilities	950	880	(70)
Long-distance line facilities	12,676	11,996	(680)
Engineering facilities	74,474	72,418	(2,056)
Submarine line facilities	7,080	6,319	(760)
Buildings	134,442	132,408	(2,034)
Construction in progress	10,507	8,252	(2,254)
Other	73,052	70,834	(2,218)
Intangible fixed assets	154,214	145,001	(9,213)
Total fixed assets—telecommunications businesses	641,580	611,667	(29,912)
Investments and other assets
Investment securities	103,625	109,724	6,098
Investments in subsidiaries and affiliated companies	102,183	116,382	14,199
Long-term loans receivable to subsidiaries	74,299	76,929	2,629
Deferred income taxes	162,895	157,671	(5,223)
Other investments and assets	21,212	24,506	3,293
Allowance for doubtful accounts	(571)	(407)	163
Total investments and other assets	463,647	484,808	21,161
Total fixed assets	1,105,227	1,096,476	(8,750)

Current assets:
Cash and bank deposits	72,791	28,093	(44,698)
Notes receivable	251	50	(200)
Accounts receivable, trade	176,084	184,634	8,549
Accounts receivable, other	93,341	15,027	(78,314)
Supplies	8,621	9,584	963
Subsidiary deposits	—	150,033	150,033
Other current assets	19,862	29,498	9,636
Allowance for doubtful accounts	(1,792)	(2,819)	(1,027)
Total current assets	369,160	414,102	44,941

TOTAL ASSETS	1,474,387	1,510,579	36,191

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	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	688,124	626,318	(61,805)
Liability for employees’ retirement benefits	72,783	82,688	9,904
Other long-term liabilities	12,328	12,939	611
Total long-term liabilities	773,236	721,947	(51,289)

Current liabilities:
Current portion of long-term borrowings from parent company	76,167	121,771	45,604
Accounts payable, trade	40,822	37,826	(2,996)
Accounts payable, other	136,238	147,309	11,070
Accrued taxes on income	—	728	728
Allowance for losses on construction contracts	—	1,443	1,443
Other current liabilities	18,665	22,408	3,743
Total current liabilities	271,894	331,487	59,593

TOTAL LIABILITIES	1,045,131	1,053,434	8,303

SHAREHOLDERS’ EQUITY

Common stock	211,650	—	—

Capital surplus
Additional paid-in capital	119,149	—	—
Total capital surplus	119,149	—	—

Earned surplus
Unappropriated retained earnings for the period	63,925	—	—
Total earned surplus	63,925	—	—

Net unrealized gains (losses) on securities	34,531	—	—

TOTAL SHAREHOLDERS’ EQUITY	429,256	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,474,387	—	—

	(Millions of yen)
	March 31, 2006	September 30, 2006	Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	211,650	—
Capital surplus
Additional paid-in capital	—	131,501	—
Total capital surplus	—	131,501	—
Earned surplus
Other earned surplus	—	73,136	—
Accumulated earned surplus	—	73,136	—
Total earned surplus	—	73,136	—
Total shareholders’ equity	—	416,288	—
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	40,856	—
Total unrealized gains (losses), translation adjustments, and others	—	40,856	—

TOTAL NET ASSETS	—	457,144	—

TOTAL LIABILITIES AND NET ASSETS	—	1,510,579	—

Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues	497,567	492,011	(5,556)	998,877
Operating expenses	460,528	459,014	(1,514)	934,861
Operating income from telecommunications businesses	37,038	32,997	(4,041)	64,015
Supplementary businesses
Operating revenues	50,313	55,413	5,099	129,016
Operating expenses	52,957	56,526	3,569	125,470
Operating income (losses) from supplementary businesses	(2,643)	(1,113)	1,530	3,546
Operating income	34,394	31,883	(2,511)	67,562
Non-operating revenues and expenses
Non-operating revenues:	16,130	17,633	1,502	30,727
Interest income	1,233	2,184	951	2,927
Dividends received	2,502	4,511	2,009	4,314
Lease and rental income	9,425	8,633	(792)	18,093
Miscellaneous income	2,969	2,303	(666)	5,392
Non-operating expenses:	12,439	13,401	961	26,457
Interest expenses	6,907	7,539	632	14,432
Lease and rental expenses	4,122	4,140	17	8,640
Miscellaneous expenses	1,409	1,721	312	3,385
Recurring profit	38,085	36,114	(1,970)	71,831

Special profits and losses

Special profits	22,327	5,728	(16,599)	69,060
Special losses	37,725	6,939	(30,786)	46,103
Income before Income taxes	22,687	34,903	12,216	94,788
Corporation, inhabitant, and enterprise taxes	22,965	16,346	(6,619)	(81,563)
Deferred tax expenses (benefits)	(3,112)	583	3,696	144,895
Net income	2,834	17,973	15,139	31,455
Unappropriated retained earnings brought forward	32,469	—	—	32,469
Unappropriated retained earnings for the period	35,303	—	—	63,92

Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Six months ended September 30, 2006	]

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during this semi-annual period
Issuance of stock		12,352	12,352			12,352			12,352
Cash dividends				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors				(62)	(62)	(62)			(62)
Net income				17,973	17,973	17,973			17,973
Others, net							6,324	6,324	6,324

Total net change during this semi-annual period	—	12,352	12,352	9,211	9,211	21,563	6,324	6,324	27,887

September 30, 2006	211,650	131,501	131,501	73,136	73,136	416,288	40,856	40,856	457,144

Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	236,522	232,566	(3,955)	(1.7%)	472,774

IP services revenues	150,007	157,507	7,500	5.0%	303,845
Open computer network services revenues*	69,228	70,191	963	1.4%	138,218
IP-Virtual private network services revenues*	34,558	33,664	(893)	(2.6%)	68,748
Wide-Area Ethernet services revenues*	20,631	24,555	3,924	19.0%	43,516
Data communications revenues (excluding IP services revenues)	91,549	81,084	(10,465)	(11.4%)	176,907
Leased circuit services revenues*	58,736	54,615	(4,121)	(7.0%)	114,950

Solution services revenues	53,813	59,328	5,515	10.2%	139,094

Others	15,988	16,937	948	5.9%	35,272

Total operating revenues	547,880	547,424	(456)	(0.1%)	1,127,893

*	Partial listing only

Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase (Decrease)	Year ended March 31, 2006
I. Cash flows from operating activities:
Income before income taxes	22,687	34,903	12,216	94,788
Depreciation and amortization	59,869	65,268	5,398	127,899
Loss on disposal of property, plant and equipment	2,356	3,967	1,610	10,545
Increase (decrease) in allowance for doubtful accounts	1,165	955	(209)	283
Increase (decrease) in liability for employees’ retirement benefits	49	9,904	9,855	(597)
Write-off of investments in affiliated companies	37,725	6,945	(30,779)	41,420
(Increase) decrease in accounts receivable	32,741	(16,880)	(49,622)	(578)
(Increase) decrease in inventories	584	(963)	(1,547)	2,048
Increase (decrease) in accounts payable and accrued expenses	(62,357)	3,004	65,361	(38,604)
Increase (decrease) in accrued consumption tax	1,872	1,888	16	2,987
Other	(28,643)	(10,541)	18,102	(54,986)

Sub-total	68,051	98,452	30,401	185,206
Interest and dividends received	3,535	6,414	2,879	6,738
Interest paid	(7,024)	(7,685)	(660)	(14,046)
Income taxes received (paid)	(37,216)	86,861	124,077	(42,588)

Net cash provided by (used in) operating activities	27,346	184,043	156,697	135,309
II. Cash flows from investing activities:
Payments for property, plant and equipment	(64,350)	(50,923)	13,427	(146,320)
Proceeds from sale of property, plant and equipment	2,814	833	(1,980)	8,724
Payments for purchase of investment securities	(2,512)	(9,799)	(7,287)	(5,128)
Proceeds from sale of investment securities	674	11,173	10,499	56,396
Payments for long-term loans	(26,659)	(2,304)	24,354	(30,188)
Proceeds from long-term loans receivable	23,947	—	(23,947)	24,060
(Increase) decrease in short-term loans	(555)	—	555	(647)
Other	1,020	(2,470)	(3,491)	(810)

Net cash provided by (used in) investing activities	(65,620)	(53,489)	12,130	(93,915)
III. Cash flows from financing activities:
Proceeds from issuance of long-term debt	56,659	2,304	(54,354)	80,188
Payments for settlement of long-term debt	(31,297)	(18,831)	12,466	(82,530)
Net increase (decrease) in short-term borrowings	13,355	—	(13,355)	(18,644)
Dividends paid	(8,700)	(8,700)	—	(8,700)

Net cash provided by (used in) financing activities	30,017	(25,226)	(55,243)	(29,685)
IV. Effect of exchange rate changes on cash and cash equivalents	25	7	(17)	(1)

V. Net increase (decrease) in cash and cash equivalents	(8,231)	105,335	113,566	11,707
VI. Cash and cash equivalents at beginning of period	61,084	72,791	11,707	61,084

VII. Cash and cash equivalents at end of period	52,852	178,126	125,273	72,791

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2006	As of September 30, 2006
Myline registrations for inter-prefuctural long distance calls	25,873,000	26,202,000
	(subscriber market share: 66.4%)	(subscriber market share: 69.3%)
Myline registrations for international calls	22,413,000	22,975,000
	(subscriber market share: 63.5%)	(subscriber market share: 66.8%)

Traffic

	April 1, 2005 to March 31, 2006	As of September 30, 2006
Traffic*
Number of calls	8.11 billion	**
Duration of calls	350 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2006	As of September 30, 2006
OCN service subscribers	5,286,000	5,713,000

Main network services for business customers

	As of March 31, 2006	As of September 30, 2006
Business customers of main network services	372,000	377,000
Leased circuits	35,000	33,000
Frame relay/Cell relay	31,000	29,000
IP-VPN	98,000	95,000
Group-VPN	17,000	26,000
OCN Internet access	163,000	166,000
Ethernet services (e-VLAN)	28,000	28,000

Data centers

	As of March 31, 2006	As of September 30, 2006
Co-location service users	480	500
Data centers*	67 in Japan	67 in Japan
	25 overseas	26 overseas
Total size of domestic data centers	Approx. 58,000m2	Approx. 58,000m2

Note: Domestic centers are those that have applied for Information Security Management System approval.

November 10, 2006

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2006

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT Group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers
	(Thousands)
	A As of Mar. 31, 2006	B As of Jun. 30, 2006	C As of Sept. 30, 2006			D As of Mar. 31, 2007 (Revised Forecast)		[Ref.] As of Mar. 31, 2007 (Forecast when previous annual results were announced)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Line	46,911	45,950	45,124	(1,787)	43.7%	42,824	(4,087)	41,921
NTT East	23,109	22,636	22,259	(850)	37.9%	20,868	(2,240)	20,488
NTT West	23,802	23,315	22,866	(936)	50.7%	21,955	(1,847)	21,432
INS-Net	7,859	7,684	7,515	(344)	41.0%	7,020	(840)	6,926
NTT East	4,111	4,020	3,926	(185)	40.3%	3,651	(460)	3,631
NTT West	3,748	3,664	3,589	(159)	41.8%	3,368	(380)	3,295
INS-Net 64	7,277	7,108	6,940	(337)	40.5%	6,444	(833)	6,361
NTT East	3,743	3,655	3,562	(181)	39.7%	3,286	(457)	3,266
NTT West	3,534	3,453	3,378	(156)	41.5%	3,158	(376)	3,095
INS-Net 1500	58	58	58	(1)	107.8%	58	(1)	57
NTT East	37	36	36	(0)	157.6%	37	(0)	37
NTT West	21	21	21	(0)	75.3%	21	(0)	20
Telephone Subscriber Line + INS-Net	54,770	53,634	52,639	(2,131)	43.3%	49,844	(4,927)	48,847
NTT East	27,220	26,655	26,184	(1,036)	38.4%	24,520	(2,700)	24,120
NTT West	27,550	26,979	26,455	(1,095)	49.2%	25,324	(2,227)	24,727
FLET’S ISDN	616	580	550	(66)	43.5%	464	(152)	455
NTT East	332	313	296	(35)	39.4%	242	(90)	242
NTT West	284	268	254	(31)	49.6%	222	(62)	213
FLET’S ADSL	5,682	5,673	5,586	(96)	95.8%	5,582	(100)	5,582
NTT East	3,001	2,993	2,943	(57)	57.4%	2,901	(100)	2,901
NTT West	2,682	2,680	2,643	(38)	—	2,682	0	2,682
B FLET’S	3,419	4,076	4,723	1,305	48.3%	6,119	2,700	6,119
NTT East	1,889	2,245	2,605	716	47.7%	3,389	1,500	3,389
NTT West	1,530	1,831	2,118	588	49.0%	2,730	1,200	2,730
Optical IP Phone Services (“Hikari Phone”)	867	1,385	1,966	1,099	52.3%	2,967	2,100	2,967
NTT East	471	730	1,032	560	46.7%	1,671	1,200	1,671
NTT West	396	655	934	538	59.8%	1,296	900	1,296
Conventional Leased Circuit	420	411	401	(18)	47.1%	381	(39)	385
NTT East	215	210	205	(10)	45.3%	193	(23)	193
NTT West	205	200	197	(8)	49.7%	188	(16)	192
High Speed Digital	315	300	289	(26)	42.9%	254	(61)	266
NTT East	175	167	160	(14)	43.8%	142	(33)	142
NTT West	141	134	129	(12)	41.8%	112	(28)	125
NTT Group Major ISPs	7,737	8,029	8,261	525	60.8%	8,600	863	8,200
OCN*	5,286	5,522	5,713	428	59.9%	6,000	714	5,500
Plala*	2,138	2,187	2,227	89	54.9%	2,300	162	2,300
Cellular	51,144	51,672	52,103	959	51.7%	53,000	1,856	52,900
FOMA*	23,463	26,217	29,098	5,635	49.7%	34,800	11,337	35,000
i-mode	46,360	46,823	47,186	827	53.7%	47,900	1,540	47,900
FOMA*	22,914	25,511	28,199	5,285	—	—	—	—
PHS	771	679	606	(165)	43.4%	390	(381)	320

Notes:	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of B FLET’S includes FLET’S Hikari Premium provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.
	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 665,000 as of Mar. 31, 2006, 733,000 as of Jun. 30, 2006, 799,000 as of Sept. 30, 2006, and are 990,000 as of Mar. 31, 2007 (Revised forecast), 990,000 as of Mar. 31, 2007 (forecast when previous annual results were announced).

	*	Partial listing only.

2. Number of Employees
	(Person)
	A As of Sept. 30, 2005	B As of Sept. 30, 2006		C As of Mar. 31, 2007 (Revised Forecast)	[Ref.] As of Mar. 31, 2007 (Forecast when previous annual results were announced)
			Change
			B-A
NTT Consolidated	211,600	210,950	(650)	197,950	194,600

Core Group Companies
NTT (Holding)	2,800	2,900	100	2,850	2,750
NTT East	8,400	6,800	(1,600)	6,500	7,900
NTT West	13,050	5,900	(7,150)	5,700	11,550
NTT Communications	7,750	8,950	1,200	8,800	7,700
NTT DATA (Consolidated)	20,450	22,650	2,200	22,350	21,850
NTT DoCoMo (Consolidated)	22,200	22,150	(50)	21,550	21,500

(Reference) “Outsourcing Companies”
East Outsourcing Companies	47,650	45,600	(2,050)	42,800	42,850
West Outsourcing Companies	51,200	55,550	4,350	52,600	46,000

Notes:	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.
	2	Figures for East Outsourcing Companies include the consolidated regional OS companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional OS companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:
		– As of Mar. 31, 2007 (Revised Forecast) (East Outsourcing Companies: 2,000 employees, West Outsourcing Companies: 2,450 employees)
		– As of Mar. 31, 2007 (Forecast when previous annual results were announced) (East Outsourcing Companies: 2,000 employees, West Outsourcing Companies: 1,950 employees)
	3	As part of the structural reform of West Outsourcing Companies in Jul. 1, 2006, 6,950 employees moved from NTT West to West Outsourcing Companies.

3. Capital Investment
	(Billions of yen)
	A Six Months Ended Sept. 30, 2005	B Six Months Ended Sept. 30, 2006			C Year Ending Mar. 31, 2007 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2007 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,019.6	1,064.1	44.4	48.6%	2,190.0	2,140.0

Core Group Companies
NTT (Holding)	9.2	15.2	6.0	25.9%	59.0	49.0
NTT East	187.1	183.6	(3.4)	42.7%	430.0	410.0
NTT West	216.0	227.1	11.0	54.7%	415.0	400.0
NTT Communications	83.9	41.1	(42.7)	37.4%	110.0	110.0
NTT DATA (Consolidated)	57.6	68.0	10.3	52.3%	130.0	130.0
NTT DoCoMo (Consolidated)	405.9	462.8	56.9	50.5%	916.0	905.0

Notes:	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2007 (Revised Forecast) include: 262 billion yen for voice transmission, 55 billion yen for data transmission, 90 billion yen for leased circuit, 1 billion yen for telegraph, 4 billion yen for R&D facilities, and 18 billion yen for Joint Facilities, etc. for NTT East; 251 billion yen for voice transmission, 55 billion yen for data transmission, 94 billion yen for leased circuit, 1 billion yen for telegraph, 3 billion yen for R&D facilities, and 11 billion yen for Joint Facilities, etc. for NTT West; and 54 billion yen for voice transmission, 14 billion yen for data transmission, 3 billion yen for leased circuit, 2 billion yen for R&D facilities, and 37 billion yen for Joint Facilities, etc. for NTT Communications.
	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2007 (Revised Forecast) include approximately 190 billion yen for optical fiber related investment in NTT East, and approximately 160 billion yen for optical fiber related investment in NTT West. Coverage rates of optical fiber are 88% for NTT East and 87% for NTT West as of Mar. 31, 2007 (Revised Forecast).

4. Financial Results and Projections (NTT Consolidated, NTT (Holding))
	(Billions of yen)
	A Six Months ended Sept. 30, 2005	B Six Months Ended Sept. 30, 2006			C Year Ending Mar. 31, 2007 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2007 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,231.5	5,249.3	17.8	48.6%	10,800.0	10,800.0
Fixed Voice Related Services	1,701.2	1,568.6	(132.6)	—	—	—
Mobile Voice Related Services	1,580.6	1,541.9	(38.7)	—	—	—
IP/Packet Communications Services	947.5	1,082.9	135.5	—	—	—
Sales of Telecommunications Equipment	283.7	262.1	(21.6)	—	—	—
System Integration	402.9	474.7	71.8	—	—	—
Other	315.6	319.0	3.4	—	—	—
Operating Expenses	4,468.1	4,557.8	89.7	47.5%	9,600.0	9,600.0
Cost of Services (exclusive of items shown separately below)	1,063.4	1,089.6	26.2	—	—	—
Cost of equipment sold (exclusive of items shown separately below)	573.7	606.2	32.4	—	—	—
Cost of systems integration (exclusive of items shown separately below)	247.6	303.9	56.3	—	—	—
Depreciation and amortization	1,023.6	1,023.6	0.0	—	—	—
Impairment loss	3.4	1.1	(2.4)	—	—	—
Selling, general and administrative expenses	1,556.4	1,529.6	(26.8)	—	—	—
Write-down of goodwill and other intangible assets	—	3.8	3.8	—	—	—
Operating Income	763.4	691.5	(71.9)	57.6%	1,200.0	1,200.0
Income before Income Taxes	833.6	699.7	(134.0)	59.5%	1,175.0	1,175.0
Net Income	330.7	291.5	(39.2)	58.3%	500.0	500.0

(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	971.2	962.3	(8.9)	—	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	2,298.7	2,381.5	82.9	—	—	—
Loss on disposal of property, plant and equipment	56.7	71.8	15.1	—	—	—
Other expenses	114.5	113.6	(0.9)	—	—	—
Total	3,441.1	3,529.2	88.2	—	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	192.3	219.4	27.0	60.6%	362.0	357.0
Operating Expenses	77.5	75.2	(2.2)	45.3%	166.0	164.0
Operating Income	114.8	144.1	29.3	73.6%	196.0	193.0
Non-Operating Revenues	31.8	30.6	(1.2)	50.2%	61.0	61.0
Non-Operating Expenses	28.0	27.1	(0.9)	48.4%	56.0	56.0
Recurring Profit	118.6	147.6	29.0	73.5%	201.0	198.0
Net Income	339.6	143.9	(195.6)	72.0%	200.0	196.0

4. Financial Results and Projections (NTT East, NTT West)
	(Billions of yen)
	A Six Months ended Sept. 30, 2005	B Six Months Ended Sept. 30, 2006			C Year Ending Mar. 31, 2007 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2007 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,049.9	1,013.1	(36.8)	49.6%	2,042.0	2,057.0
Voice Transmission Services (excluding IP)	661.9	593.7	(68.2)	51.4%	1,156.0	1,156.0
IP Services	127.1	165.4	38.2	45.8%	361.0	361.0
Leased Circuit (excluding IP)	98.5	95.8	(2.6)	53.0%	181.0	181.0
Telegraph	12.7	11.9	(0.8)	49.6%	24.0	24.0
Others	82.8	79.8	(3.0)	45.7%	320.0	335.0
Supplementary Business	66.6	66.3	(0.2)
Operating Expenses	1,002.8	975.1	(27.7)	49.3%	1,977.0	1,992.0
Personnel	86.8	63.5	(23.2)	49.7%	128.0	143.0
Cost of services and equipment sold, and selling, general and administrative expenses	613.9	649.0	35.1	49.9%	1,300.0	1,300.0
Depreciation and amortization	247.9	208.4	(39.4)	49.2%	424.0	424.0
Loss on disposal of property, plant and equipment	15.3	15.5	0.2	31.1%	50.0	50.0
Taxes and public dues	38.8	38.4	(0.3)	51.3%	75.0	75.0
Operating Income	47.1	38.0	(9.0)	58.5%	65.0	65.0
Non-Operating Revenues	30.8	30.1	(0.6)	52.1%	58.0	58.0
Non-Operating Expenses	21.4	17.0	(4.3)	39.7%	43.0	43.0
Recurring Profit	56.4	51.1	(5.3)	63.9%	80.0	80.0
Net Income	34.0	35.4	1.4	66.9%	53.0	48.0
NTT West (JPN GAAP)
Operating Revenues	1,005.0	959.8	(45.1)	48.6%	1,974.0	1,974.0
Voice Transmission Services (excluding IP)	643.3	583.8	(59.5)	51.0%	1,144.0	1,135.0
IP Services	108.7	140.4	31.7	45.6%	308.0	309.0
Leased Circuit (excluding IP)	85.0	82.3	(2.7)	49.9%	165.0	167.0
Telegraph	14.3	13.2	(1.1)	47.2%	28.0	28.0
Others	81.9	75.7	(6.1)	42.5%	329.0	335.0
Supplementary Business	71.5	64.2	(7.3)
Operating Expenses	978.9	946.9	(31.9)	48.5%	1,952.0	1,952.0
Personnel	90.5	68.5	(21.9)	55.3%	124.0	170.0
Cost of services and equipment sold, and selling, general and administrative expenses	618.8	604.1	(14.6)	47.1%	1,282.0	1,244.0
Depreciation and amortization	210.5	218.8	8.2	50.0%	438.0	430.0
Loss on disposal of property, plant and equipment	22.6	19.1	(3.4)	53.3%	36.0	36.0
Taxes and public dues	36.3	36.1	(0.1)	50.2%	72.0	72.0
Operating Income	26.0	12.9	(13.1)	58.7%	22.0	22.0
Non-Operating Revenues	26.5	26.3	(0.2)	51.6%	51.0	51.0
Non-Operating Expenses	21.9	19.8	(2.0)	46.2%	43.0	43.0
Recurring Profit	30.6	19.3	(11.3)	64.6%	30.0	30.0
Net Income	19.1	12.6	(6.5)	74.1%	17.0

Notes:	1	Operating Revenues from Voice Transmission Services of NTT East and NTT West (excluding IP) for the six months ended Sept. 30, 2006 include monthly charges, call charges and interconnection charges of 376.1 billion yen, 79.8 billion yen and 94.1 billion yen for NTT East, and 368.5 billion yen, 77.7 billion yen, and 96.8 billion yen for NTT West, respectively.

	2	Operating Revenues from IP services of NTT East and NTT West for the six months ended Sept. 30, 2006 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 57.3 billion yen and 8.6 billion yen for NTT East, and 48.2 billion and 6.3 billion for NTT West, respectively. Additionally, Operating Revenues from IP services of NTT East and NTT West for the six months ended Sept. 30, 2005 include B FLET’S and Hikari Phone (including monthly charges, call charges and connection device charges) of 29.6 billion yen and 0.5 billion yen for NTT East, and 26.8 billion and 0.0 billion for NTT West, respectively.
		— B FLET’S includes FLET’S Hikari Premium of NTT West.

4. Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)
	(Billions of yen)
	A Six Months ended Sept. 30 2005	B Six Months Ended Sept. 30, 2006			C Year Ending Mar. 31, 2007 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2007 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	547.8	547.4	(0.4)	48.5%	1,129.0	1,103.0
Voice Transmission Services (excluding IP)	236.5	232.5	(3.9)	51.9%	448.0	433.0
IP Services	150.0	157.5	7.5	49.1%	321.0	327.0
Data Transmission Services (excluding IP)	91.5	81.0	(10.4)	51.3%	158.0	160.0
Leased Circuit	58.7	54.6	(4.1)	51.5%	106.0	106.0
Solutions Business	53.8	59.3	5.5	35.5%	167.0	152.0
Others	15.9	16.9	0.9	48.4%	35.0	31.0
Operating Expenses	513.4	515.5	2.0	48.6%	1,061.0	1,035.0
Personnel	42.7	43.7	0.9	47.6%	92.0	86.0
Cost of services and equipment sold, and selling, general and administrative expenses	243.2	238.4	(4.8)	48.6%	815.0	795.0
Communication Network Charges	159.1	157.6	(1.5)
Depreciation and amortization	58.7	64.1	5.4	51.3%	125.0	125.0
Loss on disposal of property, plant and equipment	3.1	4.9	1.7	30.9%	16.0	16.0
Taxes and public dues	6.4	6.6	0.2	50.9%	13.0	13.0
Operating Income	34.3	31.8	(2.5)	46.9%	68.0	68.0
Non-Operating Revenues	16.1	17.6	1.5	63.0%	28.0	26.0
Non-Operating Expenses	12.4	13.4	0.9	47.9%	28.0	26.0
Recurring Profit	38.0	36.1	(1.9)	53.1%	68.0	68.0
Net Income	2.8	17.9	15.1	48.6%	37.0	44.0
NTT Data Consolidated (JPN GAAP)
Operating Revenues	389.6	453.4	63.8	45.3%	1,000.0	1,000.0
Systems Integration Business	306.0	352.5	46.4	44.6%	791.0	791.0
Network System Business	30.7	33.0	2.3	48.6%	68.0	68.0
Others	93.0	108.1	15.0	47.8%	226.0	226.0
Elimination or corporate	(40.2)	(40.1)	0.1	47.3%	(85.0)	(85.0)
Cost of Sales	290.9	335.4	44.5	44.7%	750.0	750.0
Gross Profit	98.6	117.9	19.3	47.2%	250.0	250.0
Selling and General Expense	81.7	80.4	(1.2)	46.0%	175.0	175.0
Operating Income	16.9	37.4	20.5	50.0%	75.0	75.0
Non-Operating Income (loss)	(1.6)	(1.1)	0.4	19.8%	(6.0)	(6.0)
Recurring Profit	15.3	36.2	20.9	52.6%	69.0	69.0
Net Income	9.4	22.6	13.1	52.6%	43.0	43.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,373.5	2,383.4	9.9	49.7%	4,799.0	4,838.0
Wireless Services	2,151.0	2,174.2	23.3	50.5%	4,305.0	4,311.0
Cellular Services	2,085.6	2,112.4	26.8	50.6%	4,174.0	4,176.0
Voice	1,539.2	1,504.9	(34.3)	50.9%	2,955.0	2,979.0
Packet Communications	546.4	607.5	61.1	49.8%	1,219.0	1,197.0
PHS	23.2	13.0	(10.2)	59.2%	22.0	21.0
Others	42.2	48.8	6.6	44.8%	109.0	114.0
Equipment sales	222.5	209.1	(13.3)	42.3%	494.0	527.0
Operating Expenses	1,815.1	1,866.5	51.4	46.8%	3,989.0	4,028.0
Personnel	122.7	124.5	1.8	49.2%	253.0	252.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,135.5	1,179.0	43.5	46.5%	2,536.0	2,564.0
Depreciation and amortization	339.5	347.7	8.2	46.6%	746.0	753.0
Loss on disposal of property, plant and equipment	11.8	18.1	6.3	30.6%	59.0	52.0
Communication Network Charges	186.9	178.9	(8.0)	49.8%	359.0	370.0
Taxes and public dues	18.6	18.3	(0.3)	50.9%	36.0	37.0
Operating Income	558.4	516.9	(41.5)	63.8%	810.0	810.0
Non-Operating Income (loss)	74.7	3.4	(71.3)	67.6%	5.0	5.0
Income before Tax	633.1	520.3	(112.8)	63.8%	815.0	815.0
Net Income	385.3	309.8	(75.5)	63.5%	488.0	488.0

Note:	1	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the six months ended Sept. 30, 2006 include revenues from telephone subscriber lines (128.6 billion yen). Operating Revenues from IP services include revenues from OCN (70.1 billion yen), IP-VPN (33.6 billion yen) and e-VLAN (24.5 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (8.8 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (5.0 billion yen) and high-speed digital (26.4 billion yen).

	2	Depreciation and Amortization of NTT DoCoMo for the six months ended Sept. 30, 2006 includes the amount of Impairment Loss for assets of the PHS business, which was described as “impairment loss” independently.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’s, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Cummunications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun., 2006)	2nd Quarter Ended Sept. 30, 2006 (From Jul. to Sept., 2006)	Six months Ended Sept. 30, 2005 (From Apr. to Sept., 2005)	Six months Ended Sept. 30, 2006 (From Apr. to Sept., 2006)	Year Ended Mar. 31, 2006	Year Ending Mar. 31, 2007 (Revised forecast)	Year Ending Mar. 31, 2007 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,180	3,180	3,190	3,180	3,190	3,160	3,190
Telephone Subscriber Lines ARPU	2,770	2,770	2,770	2,770	2,780	2,750	2,770
INS-NET Subscriber Lines ARPU	5,480	5,480	5,540	5,480	5,530	5,470	5,550
B FLET’S ARPU	4,780	5,010	4,620	4,910	4,650	4,950	4,910
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	33,020	3,030	3,050	3,030	3,050	3,020	3,030
Telephone Subscriber Lines ARPU	2,660	2,670	2,680	2,670	2,680	2,660	2,660
INS-NET Subscriber Lines ARPU	5,330	5,320	5,400	5,320	5,380	5,310	5,400
B FLET’S ARPU	4,900	5,060	4,940	4,990	4,890	5,130	5,060
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,900	6,720	7,000	6,810	6,910	6,670	6,690
Voice ARPU (FOMA+mova)	4,930	4,740	5,150	4,830	5,030	4,700	4,760
Packet ARPU (FOMA+mova)	1,970	1,980	1,850	1,980	1,880	1,970	1,930
i-mode ARPU (FOMA +mova)*	1,950	1,960	1,840	1,960	1,870	1,950	1,910
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,140	2,020	2,130	2,040	2,120	2,070
Cellular Aggregate ARPU (FOMA)	8,300	7,970	9,070	8,130	8,700	7,810	7,790
Voice ARPU (FOMA)	5,420	5,180	5,980	5,290	5,680	5,080	5,090
Packet ARPU (FOMA)	2,880	2,790	3,090	2,840	3,020	2,730	2,700
i-mode ARPU (FOMA)*	2,840	2,760	3,060	2,800	2,980	2,690	2,660
ARPU generated purely from i-mode (FOMA)	2,910	2,840	3,100	2,870	3,040	2,770	2,740
Cellular Aggregate ARPU (mova)	5,540	5,240	6,170	5,400	5,970	5,200	5,240
Voice ARPU (mova)	4,460	4,220	4,810	4,340	4,680	4,220	4,320
i-mode ARPU (mova)	1,080	1,020	1,360	1,060	1,290	980	920
ARPU generated purely from i-mode (mova)	1,260	1,190	1,530	1,230	1,460	1,150	1,080

*	Partial listing only.

Notes:	1	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines):  Caluculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      B FLET’S ARPU:  Calculated based on revenues from B FLET’S, which are included in operating revenues from IP Services, and revenues from monthly charges, call charges and connection device charges for Hikari Phone.

— B FLET’S includes FLET’S Hikari Premium provided by NTT West.
	2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’s ARPU.
	3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.
	4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	5	For purposes of calculating B FLET’s ARPU, No. of subscribers is determined based on the No. of B FLET’s subscribers.
	6	We compute ARPU for our cellular business using 3 aggregate measures.
	•	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

	•	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

	•	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	7	We show ARPU for our i-mode using two aggregate measures.
— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.
	8	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
	9	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
— 1Q Results: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Jun.
— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.
— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.
— FY Results: Sum of No. of active subscribers** for each month from Apr. to Mar.

—     FY Forecast (when previous annual results were announced):  Average No. of active subscribers ((No. of subscribers at end of previous fiscal year + No. of subscribers at end of current fiscal year)/2)x12

—     FY Forecast (Revised): Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

	10	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.
— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.
— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.
— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.
— FY Results/FY Forecast: Sum of No. of active subscribers** for each month from Apr. to Mar.
** active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6. Interest-Bearing Liabilities (Consolidated)
	(Billions of yen)
	As of Mar. 31, 2006		As of Sept. 30, 2006		As of Mar. 31, 2007 (Revised Forecast)		As of Mar. 31, 2007 (Forecast) (Forecast when previous annual results were announced)
Interest-Bearing Liabilities		5,296.2		5,073.6		5,020.0		5,020.0

7. Indices (Consolidated)
	Year ended Mar. 31, 2006		Six months ended Sept. 30, 2006		Year ending Mar. 31, 2007 (Revised Forecast)		Year ending Mar. 31, 2007 (Forecast when previous annual results were announced)
Operating Income	1,190.7	billion yen	691.5	billion yen	1,200.0	billion yen	1,200.0	billion yen
EBITDA Margin	32.1%		33.8%		31.8%		31.8%
Operating FCF	1,250.7	billion yen	707.8	billion yen	1,245.0	billion yen	1,290.0	billion yen
ROCE	5.8%		—%		5.8%		5.8%
Note: The reconciliation of Indices are as follows.
	Year ended Mar. 31, 2006		Six months ended Sept. 30, 2006		Year ending Mar. 31, 2007 (Revised Forecast)		Year ending Mar. 31, 2007 (Forecast when previous annual results were announced)
EBITDA Margin [(c/d)X100]	32.1%		33.8%		31.8%		31.8%
a Operating Income	1,190.7	billion yen	691.5	billion yen	1,200.0	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	1,080.3	billion yen	2,235.0	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	1,771.9	billion yen	3,435.0	billion yen	3,430.0	billion yen
d Operating Revenues	10,741.1	billion yen	5,249.3	billion yen	10,800.0	billion yen	10,800.0	billion yen

Operating FCF [(c-d)]	1,250.7	billion yen	707.8	billion yen	1,245.0	billion yen	1,290.0	billion yen
a Operating Income	1,190.7	billion yen	691.5	billion yen	1,200.0	billion yen	1,200.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	1,080.3	billion yen	2,235.0	billion yen	2,230.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	1,771.9	billion yen	3,435.0	billion yen	3,430.0	billion yen
d Capital Investment	2,191.9	billion yen	1,064.1	billion yen	2,190.0	billion yen	2,140.0	billion yen

ROCE [(b/c)X100]	5.8%		—		5.8%		5.8%
a Operating Income	1,190.7	billion yen	—		1,200.0	billion yen	1,200.0	billion yen
(NormalStatutory Tax Rate)	41%		—		41%		41%
b Operating Income X (1-Normal Statutory Tax Rate)	703.6	billion yen	—		708.0	billion yen	708.0	billion yen
c Operating Capital Employed	12,185.1	billion yen	—		12,139.4	billion yen	12,139.4	billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconcilation below.

	(Billions of yen)
	Year ended Mar. 31, 2006	Six months ended Sept. 30, 2006
NTT Consolidated Capital Investment	2,191.9	1,064.1
Payments for property, plant and equipment	1,696.3	878.7
Acquisition of intangible and other assets	463.3	276.5
Other differences	32.3	(91.2)